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DAT: 11/20/02

«ТОРГОВЫЙ ДОМ ГУМ»

МОСКВА

СОДЕРЖАНИЕ

TABLE OF CONTENTS

Открытое Акционерное Общество
«Торговый Дом ГУМ»

ГОДОВОЙ ОТЧЕТ
за 1997 год

Москва 1998 г.

ОБРАЩЕНИЕ ПРЕЗИДЕНТА ОАО "ТД ГУМ" К АКЦИОНЕРАМ



Уважаемые акционеры!

Пользуясь возможностью обратиться к 11 тысячам акционеров "Торгового Дома ГУМ", хочу сообщить, что руководству акционерного общества, всему 5,5-тысячному трудовому коллективу удалось в 1997 году реализовать поставленную перед нами задачу дальнейшего укрепления позиций ГУМа на российском рынке.

В этих целях реализовывалась разработанная стратегия развития коммерческой деятельности акционерного общества в условиях усиления конкурентной борьбы при сохраняющейся тенденции падения покупательной способности большинства населения страны.

Осуществление этой стратегии позволило ОАО "ТД ГУМ" в 1997 году реализовать товаров на 1,6 трлн. рублей, что почти на 20 % больше уровня 1996 года, при этом в Основном здании ОАО "ТД ГУМ", расположенном на Красной площади, объем реализации составил 1,17 трлн. рублей, увеличившись почти на 25 %.

Валовый доход в 1997 году по сравнению с 1996 годом увеличился на 13,3 %, в том числе по Основному зданию - на 15,5%.

Балансовая прибыль в отчетном году составила 245,6 млрд. рублей, что на 31,9 млрд. рублей меньше уровня 1996 года; в том числе по Основному зданию она снизилась на 7,5 %. Основной причиной снижения объема балансовой прибыли явился рост издержек обращения, зачастую по независящим от ОАО "ТД ГУМ" причинам (значительный рост арендной платы за здание и землю, увеличение дорожного и других налогов и т.д.), а также общее падение доходности от операций с ценными бумагами (ГКО, ОФЗ, корпоративные ценные бумаги).

Однако благодаря более рациональному использованию в 1997 году имеющихся финансовых и материальных ресурсов было достигнуто увеличение стоимости активов компании на 150,4 млрд. рублей, или 24,2 %.

В истекшем году большее внимание уделялось реорганизации дочерних предприятий ОАО "ТД ГУМ". Была преодолена тенденция снижения товарооборота этих магазинов: рост товарооборота, полученного дочерними предприятиями ГУМа, составил 5,4 % к 1996 году.

В этих целях произведены существенные кадровые изменения в руководстве дочерних обществ - было заменено более 50 % руководящего состава магазинов. Так, после прихода нового директора в ГУМ-Подарки

товарооборот этого магазина вырос более чем на 20 % по сравнению с 1996 годом. Кроме того, инвестированы значительные средства в реорганизацию дочерних магазинов. Например, полностью изменена коммерческая идеология ГУМа на Садовом (бывший ГУМ-Кабул). Теперь - это современный магазин, торгующий компьютерной, аудио- и видеотехникой ведущих фирм-производителей. Все это дало свои положительные результаты: товарооборот ГУМа на Садовом вырос к уровню 1996 года почти в 2 раза.

Продолжалось проведение работ в комплексе зданий ОАО "ТД ГУМ" на Красной площади. Полностью реконструирован Малый корпус ГУМа, находящийся в собственности акционерного общества, куда инвестировано 11,1 млн долларов США. В результате реконструкции будет введено более 7 тысяч $м^2$ *полезных площадей с увеличением торговой площади Малого корпуса почти на 80 %.*

Продолжаются ремонтно-реставрационные работы в Основном здании - закончена реконструкция существующих торговых площадей, и акционерное общество приступает к очередному этапу проекта - значительному увеличению (почти в 2 раза) коммерчески используемых площадей за счет перевода подвала, офисных и вспомогательных площадей в торговые, соответствующие мировым стандартам. Для успешной реализации этого проекта привлечены международные фирмы: консалтинговая Bovis International Limited и инженерно-архитектурная Building Design Partnership.

Реконструкция комплекса зданий на Красной площади неразрывно связана с сохранением его статуса как общенационального предприятия в сфере торговли, который олицетворяет ГУМ на протяжении последних десятилетий.

Достигнутые ОАО "Торговый дом ГУМ" в отчетном году результаты позволяют проводить активную инвестиционную политику для наращивания экономического потенциала общества и в 1,5 раза по сравнению с прошлым годом увеличить дивидендные выплаты акционерам.

С уважением,

Президент ОАО "Торговый Дом ГУМ"
Вечканов В.Л.

ОТЧЕТ СОВЕТА ДИРЕКТОРОВ И ПРАВЛЕНИЯ ОАО "ТД ГУМ"

СОСТАВ СОВЕТА ДИРЕКТОРОВ ОАО "ТД ГУМ"

ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ 25 АПРЕЛЯ 1997 ГОДА

Ф.И.О.	ДОЛЖНОСТЬ
СОЛОМАТИН Ю.Б.	ПРЕДСЕДАТЕЛЬ СОВЕТА ДИРЕКТОРОВ ОАО «ТД ГУМ»
БЕХТИН А.А.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР ЗАО «ГУМ-УНИВЕРСАМ»
БУКАТО В.И.	ПРЕЗИДЕНТ МОСБИЗНЕСБАНКА
ВЕЧКАНОВ В.Л.	ПРЕЗИДЕНТ ОАО «ТД ГУМ», ПРЕДСЕДАТЕЛЬ ПРАВЛЕНИЯ ОАО «ТД ГУМ»
ГЕРЦЕНА Л.А.	ПЕРВЫЙ ВИЦЕ-ПРЕЗИДЕНТ «ИНВЕСТИЦИОННОЙ КОМПАНИИ «ДЕЛОВЫЕ УСЛУГИ»
ДАНИЛОВСКАЯ Н.Ф.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР ЗАО «ГУМ-БАЛАТОН»
КОРНЕЕВА Р.Я.	ПРЕДСЕДАТЕЛЬ ПРОФКОМА ОАО «ТД ГУМ»
НИКИТИН А.А.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР ЗАО «МОСКОВСКАЯ ОБУВНАЯ ФАБРИКА «ПАРИЖСКАЯ КОММУНА»
МАРТЫНОВ Ю.В.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР ЗАО «ГУМ-КОСТРОМА»
СЕЛЕЦКИЙ В.Д.	ПРЕЗИДЕНТ МОСКОВСКОГО КОММЕРЧЕСКОГО БАНКА «ЗЕМЕЛЬНЫЙ»
СОКОЛОВСКИЙ В.И.	ЗАМ. НАЧАЛЬНИКА УПРАВЛЕНИЯ ГОСУДАРСТВЕННОГО КОНТРОЛЯ ОХРАНЫ И ИСПОЛЬЗОВАНИЯ ПАМЯТНИКОВ ИСТОРИИ И КУЛЬТУРЫ Г. МОСКВЫ
КАЛИНИНА Н.Г.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР ЗАО «КРАСНАЯ ЗАРЯ»
КУЗЬМИН О.В.	ПРЕДСТАВИТЕЛЬ ДАЙВЕРСИФАЕД ИНВЕСТМЕНТ КОМПАНИ В МОСКВЕ
ФИНГЕР Г.М.	ИСПОЛНИТЕЛЬНЫЙ ДИРЕКТОР ДАЙВЕРСИФАЕД ИНВЕСТМЕНТ КОМПАНИ
ЩАВЛЕЕВ С.Ю.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР АО «ГУМ-ЕВРОПА»

СОСТАВ ПРАВЛЕНИЯ ОАО "ТД ГУМ"

ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ 25 АПРЕЛЯ 1997 ГОДА

Ф.И.О.	ДОЛЖНОСТЬ
ВЕЧКАНОВ В.Л.	ПРЕДСЕДАТЕЛЬ ПРАВЛЕНИЯ ОАО «ТД ГУМ» ПРЕЗИДЕНТ ОАО «ТД ГУМ»
КАБАНОВ Л.И.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР ЗАО «ГУМ-ГАНГА»
КАПУСКИН А.Д.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР ЗАО «ГУМ-КАРАЧАРОВО»
КИРПИЧЕВА Л.М.	НАЧАЛЬНИК ФИНАНСОВОГО ОТДЕЛА ОАО «ТД ГУМ»
СТРОГОВ Ю.Н.	КОММЕРЧЕСКИЙ ДИРЕКТОР ОСНОВНОГО ЗДАНИЯ ОАО «ТД ГУМ»
ЛИ Н.И.	НАЧАЛЬНИК ОТДЕЛА УПРАВЛЕНИЯ ПЕРСОНАЛОМ ОАО «ТД ГУМ»
СТЕПАНОВ А.Т.	ВИЦЕ-ПРЕЗИДЕНТ ПО СТРОИТЕЛЬСТВУ И РЕКОНСТРУКЦИИ ОАО «ТД ГУМ»

ОСНОВНЫЕ ИТОГИ РАЗВИТИЯ ОАО "ТД ГУМ"

В 1997 году **товарооборот** ОАО "ТД ГУМ" по сравнению с прошлым годом вырос на 253 млрд. рублей и составил 1603,7 млрд. рублей, в том числе товарооборот Основного здания - 1169,7 млрд. рублей (прирост к уровню 1996 года составил 24,6%), дочерних ЗАО - 434,0 млрд. рублей (прирост к 1996 году 5,4%).


Годовая динамика товарооборота ОАО "ТД ГУМ"
млрд руб.
2000
1500
1000
500
0
1994
1995
1996
1997

Существенного прироста товарооборота смогли добиться магазины, которые в течение прошедшего года проводили работу по развитию салонной торговли - ГУМ-Будапешт (увеличил товарооборот на 17,6%), введению новых товарных групп - ГУМ-Красана (рост на 45,6%), ГУМ на Садовом (рост на 93,9%), отработке имеющегося ассортимента - ГУМ-Подарки (рост на 20,2%), ГУМ-Тверская (рост на 20,6%), ГУМ-Прага (рост на 18,0%).

Насыщение торговли потребительскими товарами, открытие новых салонов, введение новых товарных групп, ассортимента, и многие другие факторы постоянно влияют на структуру товарооборота. Так, **наибольший объем продаж** в 1997 году в целом по ОАО "ТД ГУМ" приходится на "Одежду и белье" (удельный вес этой группы товаров в объеме общей реализации составил 29,8 %, а абсолютная сумма реализации выросла по этой группе за 1997 год по сравнению с 1996 на 36,3 %, причем в Основном здании ГУМа - на 45,8 %), "Парфюмерию" (удельный вес 13,1 %), "Обувь" (удельный вес 9,2 %), "Галантерею" (удельный вес 7,9 %), "Трикотаж" (удельный вес 7,9 %), "Продукты питания" (удельный вес 6,8 %).



Реализация основных товарных групп
по Основному зданию ОАО "ТД ГУМ" за 1997 год
Другие
19,5%
Одежда и белье
34,6%
Игрушки
1,4%
Телерадиотовары
3,4%
Галантерея
8,2%
Парфюмерия
13,3%
Обувь
10,2%
Трикотажные товары
9,4%

По ряду товарных групп, не попавших в разряд ведущих, объемы продаж характеризуются значительным увеличением по сравнению с 1996 годом: "Телерадиотовары" и "Прочие культтовары" (в 2 раза, причем, в Основном здании в 2,8 раза), "Посуда" (на 35,3 %, в том числе в Основном здании - в 2,3 раза за счет открытия новых салонов Кальп, Роял Далтон), "Часы" и т.д. Доли остальных товаров в общем объеме продаж остались практически на прежнем уровне (с учетом сезонных колебаний спроса).



Реализация основных товарных групп
по дочерним предприятиям "ТД ГУМ" за 1997 год
Другие
25,2%
Одежда и белье
16,2 %
Трикотажные товары
3,3%
Обувь
6,6%
Парфюмерия
12,6%
Продовольствие
25,6%
Галантерея
7,1%
Игрушки
2,4%
Телерадиотовары
1,0%

Товарные запасы ОАО "ТД ГУМ" в1997 году увеличились на 18,3 % по сравнению с 1996 годом и на 01.01.98 г. составили 350,0 млрд. руб., в том числе товарные запасы по Основному зданию - 251,3 млрд. руб. (выросли на 14,1%), по дочерним компаниям – 98,7 млрд. руб. (рост на 30,4%). **Товарооборачиваемость** в 1997 году в целом по ОАО составила 76 дней. На скорость оборота товаров различных групп значительно влиял изменяющийся сезонный спрос и насыщение товарами рынка.

ФИНАНСОВО-ЭКОНОМИЧЕСКИЕ ПОКАЗАТЕЛИ РАБОТЫ ОАО "ТД ГУМ" В 1997 Г.

Финансовые результаты ОАО "ТД ГУМ" в 1997 г. характеризуются следующими показателями (в млрд. руб.):

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	
ТОВАРООБОРОТ	1603,7
ВЫРУЧКА ОТ РЕАЛИЗАЦИИ (БЕЗ НДС)	1493,3
ВАЛОВЫЙ ДОХОД	377,4
ИЗДЕРЖКИ ОБРАЩЕНИЯ	199,9
ДОХОДЫ ОТ ТОРГОВЛИ	177,4
САЛЬДО ПРОЧИХ ДОХОДОВ И РАСХОДОВ	68,1
БАЛАНСОВАЯ ПРИБЫЛЬ	245,6
НАЛОГ НА ПРИБЫЛЬ	72,9
ОТВЛЕЧЕННЫЕ СРЕДСТВА	5,7
НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ	167,0

На фоне увеличения товарооборота в 1997 году по сравнению с 1996 годом произошло некоторое снижение балансовой прибыли. В целом по Акционерному обществу **балансовая прибыль** за 1997 год снизилась на 11,5 %, или на 31,9 млрд. руб., в том числе по Основному зданию снижение составило 7,5 %, или 16,6 млрд. руб.

На снижение балансовой прибыли в 1997 году повлиял рост **издержек обращения** на 36,6 %, или на 53,6 млрд. руб., что было вызвано рядом объективных причин. Прежде всего, это увеличение расходов по аренде Основного здания почти на 12 млрд. руб. В связи с изменением налогооблагаемой базы для расчета налога на содержание автодорог, а также с увеличением его ставки расходы по данной статье затрат возросли на 5,5 млрд. рублей.

Кроме того, внесенные в 1997 году изменения в методологию бухгалтерского учета в части отнесения на издержки обращения некоторых статей затрат, которые ранее производились из чистой прибыли, повлияли в целом на рост издержек в сумме 9,7 млрд. руб.

В то же время руководством ОАО "ТД ГУМ" в 1997 году была проведена большая работа по сокращению затрат, которые зависят от Акционерного общества. В частности, сокращены транспортные расходы на 39% по сравнению с 1996 годом, расходы на ремонт основных средств - на 44%, расходы по хранению товаров - на 39%, потери товаров при перевозке и хранении - на 21%, представительские расходы - на 21% и др.

В 1997 году были произведены расходы за счет прибыли, полученной в 1996 году, в сумме 139,7 млрд. руб. по следующим направлениям:


Фонд накопления 52,5%
Фонд капитальных вложений 31,0%
Прочие 0,5%
Фонд потребления 6,9%
Фонд социальной сферы 2,5%
Фонд дивидендов 5,5%
Благотворительный фонд 1,1%

Мероприятия, проведенные руководством ОАО "ТД ГУМ" по более рациональному использованию финансовых и материальных ресурсов, позволили увеличить **общую стоимость активов** Акционерного общества на 150,4 млрд. руб., или на 24,2%, собственные оборотные средства возросли на 92,6 млрд. руб., или на 30,3%, что обеспечило возможность финансирования в 1997 году закупок товаров, приобретения компьютерной техники, проведения ремонтно-реставрационных работ существующих торговых площадей Основного здания, реконструкции Малого корпуса ГУМа, модернизации ряда дочерних магазинов ("ГУМ-Будапешт", "ГУМ на Садовом", "ГУМ-Симферополь") и других мероприятий без привлечения заемных средств.


Общая стоимость активов в 1996-1997 гг.
900
800
700
600
500
400
300
200
100
0
млрд. руб
622,5
722,9
Стоимость активов на 1.01.97
Стоимость активов на 01.01.98

КОЭФФИЦИЕНТ ТЕКУЩЕЙ ЛИКВИДНОСТИ НА 1.01.98. СОСТАВИЛ 2,8 ПРИ НОРМАТИВЕ 2,0



3
2,5
2
1,5
1
0,5
0
2.57
2,8
Норматив
2.00
1996
1997

Нераспределенная прибыль за 1997 год по ОАО "ТД ГУМ" составила 167,0 млрд. руб.

Предлагается **распределение полученной прибыли** по следующим направлениям: на фонд потребления - 10,8 млрд. руб., фонд накопления - 15,1 млрд. руб., фонд капитальных вложений - 119,3 млрд. руб., фонд социальной сферы - 3,0 млрд. руб., благотворительный фонд - 1,5 млрд. руб., единый фонд прибыли – 8,3 млрд. руб., фонд дивидендов - 9,0 млрд. руб.



Направления использования прибыли в 1998 году
Фонд капитальных вложений 72%
Благотворительный фонд 1%
Фонд дивидендов 5%
Фонд накопления 9%
Единый фонд прибыли 5%
Фонд потреб-ления 6%
Фонд социальной сферы 2%

ДИВИДЕНДЫ И ВОЗНАГРАЖДЕНИЯ

По результатам работы ОАО "ТД ГУМ" за 1997 год Совет директоров предлагает:

- утвердить **величину дивиденда** за 1997 год в размере 150 (Сто пятьдесят) рублей на каждую именную обыкновенную акцию ОАО "ТД ГУМ" номинальной стоимостью 1000 (Одна тысяча) рублей в старом масштабе цен, что в 1,5 раза превышает величину дивидендов, выплаченных по итогам работы Общества в 1996 году.

Право на получение дивидендов имеют акционеры и номинальные держатели акций, включенные в список лиц, имеющих право участвовать в годовом общем собрании, составленный по состоянию реестра акционеров ОАО "ТД ГУМ" на учетную дату (1 марта 1998 г.). Выплату дивидендов предлагается осуществить начиная с 1 июня 1998 года.

- утвердить **персональное вознаграждение** членам Совета директоров и Правления ОАО "ТД ГУМ" в размере 25 тысяч руб., членам Ревизионной комиссии в размере 15 тысяч руб. (в деноминированных руб.).

ТОРГОВАЯ ДЕЯТЕЛЬНОСТЬ ОАО "ТД ГУМ"

По мере возрастания конкурентной борьбы на потребительском рынке ОАО "ТД ГУМ" продолжает проводить **политику более рационального использования торговых площадей**. Увеличиваются площади эффективно работающих салонов и сокращаются торговые площади салонов, работавших с меньшей отдачей, некоторые же вообще приходится закрывать.

	Общая площадь	Торговая площадь
Основное здание и Малый корпус[1]	70 631	16 529
Московские дочерние магазины	49 161	15 036
Региональные дочерние магазины	7 184	3 199
Всего	**125 976**	**34 764**
Складской комплекс «Карачарово»	25 035	--

[1] Малый корпус закрыт на реконструкцию доIII квартала 1998г., общая и торговая площади не включены в данную таблицу.

Например, в Основном здании продолжалась работа по открытию новых фирменных салонов за счет использования площадей, ранее считавшихся неторговыми (тамбуры при лифтовых шахтах, переходы и др.)

Так, в салоне **Reebok** Основного здания подсобное помещение было переведено в подвальное помещение, соединенное с торговым залом лифтом, а на освободившейся площади открылся салон **Rockport.** За счет рационального использования площадей ГУМа был открыт **Estee Lauder Make Up Centre**, за счет офиса расширен торговый зал салона **Clinique.** В этом же направлении ведется работа с фирмами **Wella** и **Yves Rocher**.

В прошлом году в ГУМ пришли ряд известных фирм, открытие салонов которых позволило расширить ассортимент предлагаемых товаров, введя новые товарные группы, и улучшить показатели работы Общества. Это такие фирмы, как **Giesswein, Gabor, Devernois, Infinitif, Sisley, Undercolours of Benetton, Casio, Estee Lauder Make Up Centre, Pierre Cardin** и другие.

Всего в течение 1997 года было открыто 33 новых фирменных салона с общей площадью 1805,7 м^2.

Аналогичная работа по освоению неторговых помещений проводилась и в дочерних магазинах ОАО "ТД ГУМ". Наибольшего роста торговой площади смогли добиться ГУМ-Будапешт - на **254** м^2(на 8%), ГУМ-Красана - на **138** м^2(на 13%), ГУМ-Ганга - на **73** м^2 (на 10%).

Наряду с приходом в ГУМ новых партнеров в 1997 году проводилась работа по модернизации уже существующих салонов с учетом все возрастающей конкуренции и открытия современных магазинов рядом с Основным зданием ГУМа. Совместно с фирмами-партнерами проведено обновление салонов **Escada, La Mode, Samsonite, Karstadt, Steilmann, Hogl, Gallus**.

Следует отметить рост экономической эффективности использования Акционерным обществом торговых площадей, т.к. при сокращении в целом по ОАО площади под собственную торговлю (на 3,2 %) в связи с реконструкцией Малого корпуса, площадей в Основном здании и дочерних предприятий ГУМа, по сравнению с прошлым годом, объем **товарооборота на** 1 **м^2** увеличился в 1997 году на 16,7 %.

1997 год стал годом дальнейшего расширения сотрудничества ОАО «ТД ГУМ» с **Торгово-промышленными палатами, торговыми отделами Посольств многих стран**. Это позволило установить контакты с фирмами - производителями, и в настоящее время имеется ряд предложений от более чем 20 фирм по открытию таких салонов, как **Timberland, Barthelmess, Шотландский торговый дом, Lacoste, Leif Heit** и других.

1998 год должен стать годом комплексного подхода к работе с инофирмами. Во взаимоотношениях с партнерами в основу должны лечь

заключения прямых контрактов с фирмами-производителями или их представителями в России. Больше внимания будет уделено формированию контрактных цен, торговых надбавок, базиса поставок, систем платежей с фирмами-партнерами.

В 1997 году в России ужесточился таможенный контроль за поступающими в адрес фирм импортными грузами. Однако ГУМу удалось избежать возникающих трудностей за счет успешной работы ранее созданного **сектора таможенного декларирования**, которым прилагаются все необходимые усилия для своевременного оформления грузов и поставки товара в торговые залы Общества.

Работа в рыночных условиях постоянно требует от руководства ОАО "ТД ГУМ" поиска новых путей, направленных на повышение эффективности бизнеса, и одним из таких путей является планируемое создание в ГУМе подразделения для работы в качестве **дистрибьютора**. ГУМ имеет достаточный опыт работы с инофирмами - ведущими производителями мужской и женской одежды, парфюмерии. Получение прав дистрибьютерства на ряд торговых марок, особенно если это будет касаться внедрения на московский и российский рынки новых торговых марок, позволит ГУМу в будущем получать дополнительные доходы. Все это, несомненно, будет способствовать повышению имиджа ГУМа как в России, так и за рубежом. В настоящее время ОАО "ТД ГУМ" имеет подобные предложения от таких известных фирм, как **Lego, Juvisy Tissus, Barthelmess, H.I.S.** 1998 год должен стать годом выработки конкретных форм сотрудничества ОАО "ТД ГУМ" с партнерами в данном направлении.

Успешно продолжает работать **французская дочерняя компания ОАО "ТД ГУМ" - "ГУМ-Европа"**, при участии которой в Основном здании в 1998 году были открыты такие салоны, как **Devernois** и **Infinitif**. Учитывая накопившийся опыт работы на Европейском рынке и имея тесные контакты с Торгово-промышленной палатой Франции, компания "ГУМ-Европа" совместно с ОАО "ТД ГУМ" имеет возможность более селекционно заниматься поиском партнеров для ОАО "ТД ГУМ" не только во Франции, но и во всей Европе, что, несомненно, приведет к приходу в ГУМ новых перспективных фирм, расширяющих круг наших покупателей.

Большая работа проведена в **дочерних компаниях**, входящих в систему ОАО "ТД ГУМ". 1997 год стал годом работы по расширению сотрудничества ГУМа с фирмами, имеющими салоны в Основном здании, с дальнейшим их продвижением в дочерние общества.

Например, в ЗАО «ГУМ-Будапешт» были открыты 11 фирменных салонов, в том числе **Benetton, Mariltex, Датский Дом текстиля**; ЗАО "ГУМ-Прага" – парфюмерия **Christian Dior, Paco Rabanne, Salvador Dali**, спортивные товары фирм **Reebok, Nike, Speedo, Датский Дом текстиля**; ЗАО «ГУМ-Красана» - игрушки **Lego**, джинсовая одежда **Wrangler, Lee, Trussardi и Marlboro**, светильники **Massive**; ЗАО «ГУМ-Симферополь» - игрушки **Lego**; ЗАО «ГУМ-Ядран» - парфюмерия **Christian Dior, Paco Rabanne, Salvador Dali**, кожгалантерея **Pierre Cardin, Датский Дом текстиля**; ЗАО «ГУМ-Ганга» - джинсы **Wrangler, Lee, Trussardi и Marlboro** и т.д.

Помимо ведущих западных фирм, в наших магазинах представлены и фирмы-производители отечественных товаров. Всего в общем объеме представленных в дочерних магазинах товаров отечественные занимают около 25 %.

Одним из примеров развития и реорганизации в московских ЗАО является **"ГУМ на Садовом"**.

В 1997 году ЗАО "ГУМ-Кабул" был перепрофилирован в специализированный магазин по продаже аудио-, видео- и компьютерной техники со сменой названия этого предприятия на "ГУМ на Садовом". Так, совместно с ООО **"ДВМ-Энтертейнмент"** при активной поддержке российского представительства фирмы **"Пионер"** был открыт первый в

России специализированный салон **"Пионер"** по продаже аудио-, видеотехники. Открыт салон **"Сони"**, компьютерный салон, готовится к открытию салон электромузыкальных инструментов, аудио-, видеотехники и часов фирмы **"Касио"**.

Уже на первом этапе своего развития, после реорганизации и изменения специализации, "ГУМ на Садовом", по сравнению с 1996 годом, увеличил объем товарооборота на 94% при увеличении торговой площади на 22%, заметно ускорилась товарооборачиваемость.

В целях совершенствования коммерческой деятельности и снижения издержек обращения **региональных дочерних компаний ОАО "ТД ГУМ"**, проводились работы по передислокации торговых площадей. Так, в ЗАО "ГУМ-Кострома" были открыты специализированные салоны фирм **Nike** и **Lego**, в ЗАО "ГУМ-Тамбов" для повышения эффективности работы была увеличена площадь, занятая непродовольственной группой товаров.

Продолжается работа по поиску возможностей для открытия новых дочерних компаний в регионах Российской Федерации, в частности в городах Рязань, Брянск и Волгоград. Однако она сдерживается резким падением покупательной способности населения в регионах России и длительными, иногда до нескольких месяцев, задержками заработной платы.

Учитывая достижения научно-технического прогресса в области торговли и необходимость соответствовать мировым стандартам ее организации, ОАО "ТД ГУМ" уделяет пристальное внимание **компьютеризации** и техническому оснащению своих магазинов.

В 1997 году в Основном здании закончен перевод торговли на использование технологии **штрихового кодирования**, что позволило не только создать удобства для покупателей, но и автоматизировать процесс контроля и учета движения товарных потоков. В этих целях было полностью проведено оснащение торговых залов электронными контрольно-кассовыми машинами "Амрон", системами контроля за несанкционированным выносом товара и т.д. Это также позволило внедрить технологию инвентаризации товаров на складах и в секциях с использованием переносных терминалов с лазерным сканированием. Аналогичная работа проведена в ЗАО "ГУМ-Подарки" и ЗАО "ГУМ-Балатон" ("ГУМ-Спорт"). В стадии завершения - работы в магазинах "ГУМ-Универсам", "ГУМ-Русский сувенир" и "ГУМ-Симферополь".

КАПИТАЛЬНОЕ СТРОИТЕЛЬСТВО ОАО "ТД ГУМ"

В 1997 году в ОАО "ТД ГУМ" проводилась большая работа в области капитального строительства.

В целях проведения реконструкции Малого корпуса ГУМа в марте-апреле 1997 года состоялся тендер на получение подряда на реконструкцию Малого корпуса между итальянской, немецкой и турецкой фирмами, по результатам которого ОАО "ТД ГУМ" остановил свой выбор на турецкой компании **ENKA**, которая и стала генеральным подрядчиком. ENKA имеет большой опыт в России и уже зарекомендовала себя с лучшей стороны, работая над такими крупными объектами, как Дума, Белый Дом, а главное, выполняя работу по реконструкции известного в России Торгового дома "Петровский Пассаж". Стоимость работ - около **11 млн.** долларов США.

В 1997 году, в соответствии с утвержденным графиком строительных работ, было осуществлено расширение антресольного этажа, а также надстроен четвертый этаж здания. В результате общая площадь Малого корпуса после реконструкции составит 7580 $м^2$, при этом торговая площадь увеличится на 80%. Для удобства и комфорта покупателей предусмотрено устройство эскалаторов, лифтов, системы кондиционирования и вентиляции воздуха, т.е. создание современного торгового пространства,

удовлетворяющего мировым требованиям и еще более притягательного для покупателей. Открытие Малого корпуса планируется в **3 квартале 1998 года**.

К празднованию 850-летия г. Москвы была завершена реконструкция существующих торговых площадей **Основного здания**. Были проведены работы по реконструкции торговых помещений в салонах "Бетти Барклай", "Эсти Лаудер", "Кельвин Кляйн", "Карштадт", "Штальман", "Пьер Карден", "Лореаль" и во многих других. Всего общая площадь отремонтированных в отчетном году салонов составляет около 6000 м^2, а служебных и вспомогательных помещений - более 4000 м^2.

За счет средств, возмещенных Управлением государственного контроля охраны и использования памятников истории и культуры г.Москвы, была произведена реставрация фасадов Основного здания общей площадью 8000 м^2.

Выполнены основные работы по переводу электроснабжения здания на повышенное напряжение, обеспечено техническое сопровождение строительства городского коллектора инженерных коммуникаций, выполнено оборудование системы охранно-пожарной сигнализации источниками бесперебойного питания.

Основное здание, находящееся на Красной площади, является уникальным торговым предприятием, расположенным в эксклюзивном месте, и это создает необходимость изыскивать возможность дополнительного увеличения площадей для торговли в нем.

В целях значительного, почти в 2 раза, увеличения торговых площадей в Основном здании (за счет использования подвала, офисных и вспомогательных площадей), а также создания комфортных условий для покупателей путем устройства эскалаторов, лифтов, кондиционирования и вентиляции воздуха, планируется в ближайшие 2 - 3 года провести большой комплекс ремонтно-реставрационных работ. В связи с этим в декабре 1997 года был заключен договор с английской фирмой **"Бовис"** по управлению Проектом предстроительного этапа работ в Основном здании, который включает в себя разработку Проекта, технико-экономическое обоснование (ТЭО) с проведением тендера между иностранными и российскими инженерными и архитектурными фирмами.

В 1997 году руководство ОАО "ТД ГУМ" уделяло особое внимание модернизации торговых площадей **дочерних компаний.** В рамках этой программы проведена реконструкция "ГУМа на Садовом" (бывший "ГУМ-Кабул").

В ЗАО "ГУМ-Будапешт" было отремонтировано и оснащено новым современным торговым оборудованием около 60% существующей торговой площади и дополнительно введено в эксплуатацию 254 м^2 новых площадей. Стоимость работ - 4,9 млрд. руб., в том числе безвозвратные инвестиции фирм-поставщиков и арендаторов составили около 70% затраченных средств, или 3,2 млрд. руб. Начаты предварительные работы по реконструкции магазина "ГУМ-Прага" - выполнен ремонт фасада здания, разработан проект на капитальный ремонт систем вентиляции и кондиционирования воздуха, стоимость работ оценивается в 12,5 млрд. руб.

В 1998 году предстоит полная реконструкция магазинов "ГУМ-Русский сувенир", "ГУМ-Симферополь", "ГУМ-Власта", "ГУМ-Ветеран".

РЕКЛАМНАЯ ПОЛИТИКА ОАО "ТД ГУМ"

В 1997 году рекламная деятельность ОАО "ТД ГУМ" осуществлялась по двум основным направлениям:

- Реклама ОАО "ТД ГУМ" и его сети магазинов.

Для создания имиджа **ГУМа как сети магазинов** с огромным выбором

высококачественных товаров проводилась активная рекламная работа под девизом **"Весь мир товаров - ГУМ"**. Для этого были выбраны максимально эффективные средства рекламы, такие, как радио "Европа плюс", реклама в московском метрополитене и щитовая реклама на основных автомагистралях города, в средствах массовой информации - журнале "VIP", "Бизнес-путеводителе по Москве", "Федеральном справочнике", в газете "Неделя" и т.д. Также для проведения рекламных мероприятий были выбраны популярные каналы телевидения, такие, как "TV-6 Москва", "МТК", "Космос TV", "TV Центр", созданы телевизионная программа "Весь мир товаров ГУМ", рекламные ролики и представительский фильм. Всего в 1997 году на рекламные мероприятия было затрачено 3211 млн рублей.

Кроме рекламирования Комплекса зданий ГУМа на Красной площади, ОАО "ТД ГУМ" уделяло внимание и рекламной поддержке своих дочерних обществ. Разработаны рекламные компании "ГУМ-Балатон", "ГУМ на Садовом" - для них были размещены ролики в эфире телеканала "ТВ-6 Москва", на радио, на рекламных щитах в метро и на улицах Москвы. На центральных магистралях города установлены щитовые конструкции магазинов "ГУМ-Прага", "ГУМ-Симферополь", ГУМ-Ядран" и т.д. Организовано размещение рекламы в карте "Добро пожаловать в Москву" компаний "ГУМ-Красана", "ГУМ-Карачарово", "ГУМ-Спорт" ("ГУМ-Балатон"), "ГУМ-Подарки", "ГУМ-Прага", "ГУМ-Тверская" и т.д.

- Коммерческая рекламная деятельность.

В то же время Торговый Дом ГУМ и сам все больше и больше становится средством рекламы для товаров и фирм.

В целях получения доходов от рекламной деятельности в 1997 году ОАО "ТД ГУМ" активизировало работу по рекламированию сторонних организаций. Были организованы и проведены презентации, тестовые продажи, дегустации, выставки, показы моделей, радиореклама и другие рекламные акции.

За счет проведения выставок в Экспо-Центре ГУМа, показа моделей в Демонстрационном зале, рекламы для сторонних фирм и осуществления других коммерческих рекламных мероприятий в ГУМе, Акционерным обществом был получен доход в размере 2877 млн рублей, что на 13% превышает аналогичный показатель 1996 года.

В 1997 году ОАО "Торговый Дом ГУМ" вступило в члены Национальной Рекламной Ассоциации.

Торговый Дом ГУМ - это общенациональное предприятие, представляющее историческую принадлежность народа. Он символизирует сплав старого и нового. Не случайно корреспонденты различных телекомпаний мира в поисках материала о прошлом России, о современной экономической обстановке страны стремятся снимать свои сюжеты в магазине на Красной площади.

Хочется особо сказать о **журнале**, выпускаемом ОАО "ТД ГУМ" для своих покупателей. Это **"Красная площадь, 3"**. В Москве нет универмага, который имел бы собственное издание, помогающее разбираться в море товаров, хлынувших на российский рынок. В нашем журнале можно найти современный анализ рынка, обзор последних корпоративных событий и деятельности нашего Акционерного общества.

КАДРОВАЯ ПОЛИТИКА ОАО "ТД ГУМ"

Правильно ориентированная кадровая политика занимает важное место в концепции развития Общества, поскольку ее реализация позволяет сформировать качественный персонал и обеспечить необходимый кадровый потенциал.

Чтобы выжить и процветать в условиях рыночной экономики, в условиях жесткой конкурентной борьбы и преодолеть кризис старого стиля

управления возникла, необходимость замены руководства в ряде дочерних предприятий ОАО "ТД ГУМ". Оно сменилось в магазинах "ГУМ-Будапешт", "ГУМ-Прага", "ГУМ-Подарки", "ГУМ-Ядран", "ГУМ-Симферополь", "ГУМ-Власта", "ГУМ-Ветеран", что дало свои положительные результаты.

В 1997 году ОАО "ТД ГУМ" был организован месячный семинар для главных бухгалтеров и начальников отделов централизованной бухгалтерии **по изучению международной системы ведения бухгалтерского учета** с выдачей международных сертификатов, что, несомненно, поможет в налаживании ведения учета в соответствии с правилами, понятными многочисленным иностранным акционерам ОАО "ТД ГУМ".

В течение 1997 года Учебным Центром ОАО "ТД ГУМ" велась активная **работа по подготовке кадров** с использованием современных методик обучения, в основе которых лежит психологический тренинг - за 1997 год было обучено более 170 продавцов. В целях повышения квалификации продавцов были организованы семинары по программе "Совершенствование торгового обслуживания", а для руководителей и специалистов ОАО "ТД ГУМ" проводились занятия по проблемам "Совершенствования торгово-коммерческой деятельности", "Организации продаж" и т.д.

Помимо улучшения организации рабочего процесса сотрудников ГУМа, серьезное внимание уделялось созданию здоровых условий труда. Коллектив Торгового дома участвовал в смотре-конкурсе, посвященном 850-летию Москвы "На лучшее предприятие по созданию здоровых и безопасных условий труда", где ГУМ был отмечен призовым местом.

ОСНОВНЫЕ НАПРАВЛЕНИЯ ДЕЯТЕЛЬНОСТИ И СТРАТЕГИЯ РАЗВИТИЯ ОАО "ТД ГУМ" НА 1998 ГОД

Основными направлениями деятельности ОАО "ТД ГУМ" в 1998 году являются:

• Завершение реконструкции и открытие универмага в Малом корпусе ОАО "ТД ГУМ" (Ветошный пер., д.17).

• Подготовка к проведению полного комплекса ремонтно-реставрационных работ в Основном здании ОАО "ТД ГУМ" (Красная пл., д.3).

• Модернизация действующих салонов Основного здания, дочерних предприятий ОАО "ТД ГУМ", открытие новых салонов за счет рационального использования существующих площадей.

• Проведение работы по развитию региональной сети магазинов ОАО "ТД ГУМ".

• Формирование активной ценовой политики за счет достижения более низкого уровня контрактных цен, увеличения и введения более дифференцированных торговых надбавок.

• Внедрение корпоративной информационной системы, обеспечивающей автоматизацию процессов управления товародвижением, финансовой и административной деятельностью.

• Внедрение компьютерной информационно-поисковой системы для покупателей Основного здания.

• Завершение внедрения системы учета с использованием метода штрихового кодирования в дочерних магазинах ГУМа.

• Проведение широкомасштабной рекламной кампании ОАО "ТД ГУМ" и его дочерних акционерных обществ, в том числе создание своей страницы в Интернет.

• Повышение квалификации персонала ОАО "ТД ГУМ" по наиболее актуальным вопросам хозяйственной деятельности Общества, создание резерва руководителей всех уровней.

АКЦИОНЕРНЫЙ КАПИТАЛ ОАО "ТД ГУМ"

ИНФОРМАЦИЯ О ЭМИССИЯХ АКЦИЙ ОАО "ТД ГУМ"

ОАО "Торговый Дом ГУМ" за годы своего существования **произвело четыре выпуска ценных бумаг**: 02.09.92 г., 22.06.93 г., 06.07.95 г., 15.08.97 г. По состоянию на 1 марта 1998 г. все выпуски акций общества размещены полностью.

15 августа 1997 г. ОАО "Торговый Дом ГУМ" осуществило **дробление именных обыкновенных акций** (четвертый выпуск акций) в соотношении 1:10. Выпуск размещен за счет конвертации 1 акции предыдущего (третьего) выпуска, номиналом 10 000 руб. в 10 акций четвертого выпуска номиналом 1000 руб. с увеличением общего количества акций с 6 млн до 60 млн штук. Таким образом, общее количество акций, находящихся в собственности акционеров, увеличилось в 10 раз, величина же уставного капитала ОАО "ТД ГУМ" осталась неизменной. Проспект эмиссии зарегистрирован Федеральной комиссией по рынку ценных бумаг (ФКЦБ РФ) 31 июля 1997 г., регистрационный № 1-04-00030-А. Отчет об итогах выпуска утвержден Советом директоров ОАО "ТД ГУМ" 28 августа 1997 г. и зарегистрирован ФКЦБ РФ 5 сентября 1997 г.

СТРУКТУРА АКЦИОНЕРНОГО КАПИТАЛА ОАО "ТД ГУМ"

Размер уставного капитала ОАО "ТД ГУМ" на 1 марта 1998 г. составляет 60 000 000 (Шестьдесят миллионов) деноминированных рублей и разделен на 60 000 000 (Шестьдесят миллионов) именных обыкновенных акций номинальной стоимостью 1 (Один) деноминированный рубль.

По состоянию на 1 марта 1998 г. реестр акционеров ОАО "ТД ГУМ" включает **10 911** акционеров: **131** юридическое лицо и **10 780** физических лиц (в том числе сотрудники ОАО "ТД ГУМ" - **1020** человек), из них иностранных акционеров - **30** юридических и **39** физических лиц.

СПИСОК КРУПНЫХ АКЦИОНЕРОВ, ВЛАДЕЮЩИХ БОЛЕЕ ЧЕМ 1% АКЦИЙ
ПО СОСТОЯНИЮ НА 1 МАРТА 1998 ГОДА

АКЦИОНЕР	ДОЛЯ В УСТАВНОМ КАПИТАЛЕ (%)
THE BANK OF NEW-YORK (НОМ.)	29,13
DIVERSIFIED INVESTMENT COMPANY	10,14
ЗАО «ГУМ-ТРАСТ»	9,69
АКБ «СБС-АГРО»	6,26
КБ «ЧЕЙЗ МАНХЕТТЕН БАНК ИНТЕРНЕШНЛ» (НОМ.)	5,68
BANK OF BERMUDA (CAYMAN) LIMITED	4,40
МОСБИЗНЕСБАНК	3,49
ЗАО «ИК «ДЕЛОВЫЕ УСЛУГИ» (НОМ.)	1,21
FRANKLIN ENTERPRISES LIMITED	1,16

СТРУКТУРА ОАО "ТД ГУМ"



ОАО «Торговый Дом ГУМ»
14 московских дочерних компаний – магазинов и база-склад «Карачарово»
5 региональных дочерних компаний-магазинов
ЗАО «ГУМ-Траст»
ЗАО «ГУМ-Сервис»
АО «ГУМ-Европа»
- 100 % УЧАСТИЕ В УСТАВНОМ КАПИТАЛЕ.
- 51 И БОЛЕЕ % УЧАСТИЕ В УСТАВНОМ КАПИТАЛЕ.

ТОВАРНАЯ СПЕЦИАЛИЗАЦИЯ МАГАЗИНОВ И УДЕЛЬНЫЙ ВЕС В ТОВАРООБОРОТЕ ОАО "ТД ГУМ"

	Торговая пл. ($м^2$) На 01.01.98	Доля ОАО в уставном капитале обществ, %	Специализация	Уд. Вес в товарообороте ОАО, %
ГУМ на Красной площади	16 529		Все виды товаров.	72,9
ГУМ-Спорт (ГУМ-Балатон)	570	100	Спортивная одежда и аксессуары.	1,4
ГУМ-Будапешт	3589	100	Универмаг с расширенной товарной группой, продовольствие.	5,2
ГУМ-Ганга	797	100	Универмаг с расширенной товарной группой.	1,0
ГУМ на Садовом (ГУМ-Кабул)	375	100	Аудио- и видеотехника.	0,6
ГУМ-Красана	1033	100	Универмаг с расширенной товарной группой.	1,2
ГУМ-Подарки	658	100	Универмаг с расширенной товарной группой.	3,7
ГУМ-Прага	3558	100	Универмаг с расширенной товарной группой.	5,1
ГУМ-Русский Сувенир	347	100	Универмаг с усеченным ассортиментом.	0,2
ГУМ-Симферополь	850	100	Универмаг с расширенной товарной группой.	0,9
ГУМ-Тверская	303	100	Косметика, меха, швейные изделия.	0,9
ГУМ-Универсам	781	100	Универмаг с узкой товарной группой, продовольствие.	0,7
ГУМ на Ленинском (ГУМ-Ветеран)	488	100	Универмаг с узкой товарной группой, продовольствие.	0,5
ГУМ-Власта	266	100	Универмаг с узкой товарной группой, продовольствие.	0,7
ГУМ-Ядран	1288	100	Универмаг с узкой товарной группой, продовольствие.	1,4
ГУМ-Карачарово	25 035[1]	100	База-склад.	1,2
ГУМ-Сервис	120,4[2]	50	Магазин розничной торговли - цветы, упаковка, игрушки	0,4
Региональные магазины	3199	от 51 до 70	Универмаги с расширенной товарной группой, продовольствие.	2,0

[1] Для ЗАО «ГУМ-Карачарово» приведена общая площадь, т.к. вся площадь участвует в товарообороте ОАО «ТД ГУМ».
[2] Торговая площадь ЗАО «ГУМ-Сервис» включена в торговую площадь Основного здания ГУМа на Красной площади.

ИНФОРМАЦИЯ ОБ ОБРАЩЕНИИ ЦЕННЫХ БУМАГ ОАО "ТД ГУМ". АМЕРИКАНСКИЕ ДЕПОЗИТАРНЫЕ РАСПИСКИ (ADR)

В настоящее время **именные обыкновенные акции ОАО "ТД ГУМ"** постоянно котируются на биржевом и внебиржевом рынках. До октября 1997 года курс акций ОАО "ТД ГУМ быстро рос, однако под влиянием мирового финансового кризиса с конца октября началось резкое падение цен на акции всех российских компаний, в результате чего средние индексы акций упали примерно в 2 раза. Но уже с февраля 1998 года цена акций ОАО "ТД ГУМ" стабилизировалась и начала расти.

С 16 апреля 1997 г. именные обыкновенные акции ОАО "ТД ГУМ" (код "GUMM") решением Котировального комитета некоммерческого партнерства "Торговая система РТС" (РТС) были включены в **Котировальный лист первого уровня** (наивысшая квалификационная категория РТС).


Динамика цен акций ОАО "ТД ГУМ" за 1997 год
US $

Американские Депозитарные Расписки первого уровня, выпущенные на акции ОАО "ТД ГУМ", активно обращаются на Берлинской, Франкфуртской биржах и внебиржевом рынке США. Как известно, 7 июня 1996 г. ОАО "Торговый Дом ГУМ" совместно с Бэнк оф Нью-Йорк реализовал проект по выходу акций ГУМа на международную арену через выпуск спонсируемых Американских Депозитарных расписок первого уровня (ADR level 1) под обеспечение акций ОАО "ТД ГУМ", которые хранятся в АйЭнДжи-Беррингз (ING Barings) Банке в Москве. Благодаря растущему интересу к ценным бумагам нашей компании, спрос на АДР увеличивается. Это хорошо видно из нижеприведенного графика, показывающего динамику переконвертации акций ОАО "ТД ГУМ" в АДР.


График переконвертации акций ОАО "ТД ГУМ" в АДР 1-го уровня

БАЛАНС ПРЕДПРИЯТИЯ
НА 1 ЯНВАРЯ 1998 ГОДА

ФОРМА № 1 ПО ОКУД

АКТИВ	Код стр.	На начало года	На конец года
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04,05), в том числе:	110	290289	573244
организационные расходы	111	1016	513
патенты, лицензии, товарные знаки, иные аналогичные с перечисленными правами активы	112	289273	572731
Основные средства (01,02,03), в том числе:	120	117788523	117266704
земельные участки и объекты природопользования	121		
здания, машины, оборудование и др. основные средства	122	117788523	117266704
Незавершенное строительство (07,08,61)	130	300030	34549439
Долгосрочные финансовые вложения (06,82) в том числе:	140	2935220	3210335
инвестиции в дочерние общества	141	116348	112348
инвестиции в зависимые общества	142		
инвестиции в другие организации	143	514176	734700
займы, предоставленные организациям на срок более 12 месяцев	144	512216	512216
прочие долгосрочные финансовые вложения	145	1792480	1851071
Прочие внеоборотные активы	150		
Итого по разделу I	190	121314062	155599722
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы, в том числе:	210	226618998	278341174
сырье, материалы и другие аналогичные ценности (10,15,16)	211	3610204	4217709
животные на выращивании и откорме (11)	212		1121
малоценные и быстроизнашивающиеся предметы (12,13,16)	213	3603071	6651641
затраты в незавершенном производстве (издержках обращения) (20,21,23,29,30,36,44)	214	859850	249188
готовая продукция и товары для перепродажи (40,41)	215	218084489	266317408
товары отгруженные (45)	216		
расходы будущих периодов (31)	217	461384	904107
Прочие запасы и затраты	218		
НДС по приобретенным ценностям (19)	220	1385336	1337272
Дебиторская задолженность(после 12 мес-в) в том числе:	230	269650	3025873
покупатели и заказчики (62,76,82)	231	205694	1168916
векселя к получению (62)	232		
задолженность дочерних и зависимых обществ (78).	233		
авансы выданные (61)	234		
прочие дебиторы	235	63956	1856957
Дебиторская задолженность (в течение 12 месяцев) в том числе:	240	58444058	46285861
покупатели и заказчики (62,76,82)	241	8743042	11835441
векселя к получению (62)	242	20000	
задолженность дочерних и зависимых обществ (78)	243		
задолженность участников (учредителей) по взносам в уставной капитал (75)	244	96000	
авансы выданные (61)	245	17423	751470
прочие дебиторы	246	49567593	33698950
Краткосрочные финансовые вложения (56,58,82) в том числе:	250	126976275	215749549
инвестиции в зависимые общества	251		
собственные акции, выкупленные у акционеров	252	30000	5200000
прочие краткосрочные финансовые вложения	253	126946275	210549549
Денежные средства в том числе:	260	84968693	68831923
касса (50)	261	504609	693357
расчетные счета (51)	262	41034291	45905007
валютные счета (52)	263	28756950	3113379
прочие денежные средства (55,56,57)	264	14672843	19120180
Прочие оборотные активы	270		
Итого по разделу II	290	498663010	613571652
III. УБЫТКИ			
Непокрытые убытки прошлых лет (88)	310	2568019	2568019
Убыток отчетного года:	320		1235885
в т.ч. доля меньшинства	321		605584
Итого по разделу III	390	2568019	3803904
БАЛАНС (сумма строк 190, 290, 390)	399	622545091	772975278

ПАССИВ	Код стр.	На начало года	На конец года
1	2	3	4
IV. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал (85)	410	60000000	60000000
Добавочный капитал (87)	420	80520153	80853114
Резервный капитал (86)	430	9000000	9306250
в том числе:			
резервные фонды, образованные в соответствии с законодательством	431	9000000	9306250
резервы, образованные в соответствии с учредительными документами	432		
Фонды накопления (88)	440	188047336	149772496
Фонд социальной сферы (88)	450	3536338	3527837
Целевое финансирование и поступления (96)	460	90880	333874
Нераспределенная прибыль прошлых лет (88)	470		
Нераспределенная прибыль отчетного года:	480		168253245
в т.ч. доля меньшинства	481		206716
Итого по разделу IV	490	341194707	472046816
Доля меньшинства в уставном капитале	491	238880	287990
V. ДОЛГОСРОЧНЫЕ ПАССИВЫ			
Заемные средства (92,95)	510		
в том числе:			
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511		
прочие займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512		
прочие долгосрочные пассивы	520	173	
Итого по разделу V	590	173	
VI. КРАТКОСРОЧНЫЕ ПАССИВЫ			
Заемные средства (90,94)	610	11243539	545853
в том числе:			
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	11178078	482293
прочие займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	65461	63560
Кредиторская задолженность,	620	181333722	219631166
в том числе:			
поставщики и подрядчики (60,76)	621	166394320	204450631
векселя к уплате (60)	622		
задолженность перед дочерними и зависимыми обществами (78)	623		
по оплате труда (70)	624	1807263	247216
по социальному страхованию и обеспечению (69)	625	1972611	209002
задолженность перед бюджетом (68)	626	7453457	3742601
авансы полученные (64)	627	38732	6713
прочие кредиторы	628	3667339	10975003
Расчеты по дивидендам (75)	630	955845	272335
Доходы будущих периодов (83)	640	2084036	2051935
Фонды потребления (88)	650	85467897	78112826
Резервы предстоящих расходов и платежей (89)	660	26292	26357
Прочие краткосрочные пассивы	670		
Итого по разделу VI	690	281111331	300640472
БАЛАНС (сумма строк 490+491+590+690)	699	622545091	772975278
Задолженность по Федеральному бюджету	700	1628683	1291562

ОТЧЕТ О ФИНАНСОВЫХ РЕЗУЛЬТАТАХ

Форма № 2 по ОКУД

Наименование показателя	Код стр.	За отчетный период	За аналогичный период прошлого года
1	2	3	4
Выручка (нетто) от реализации товаров, продукции, работ, услуг (за минусом НДС, акцизов и аналогичных обязательных платежей)	010	1493301308.00	1246218772.00
Себестоимость реализации товаров продукции, работ, услуг	020	1115937454.00	913048702.00
Коммерческие расходы	030	199711181.00	146130336.00
Управленческие расходы	040	217503.00	185176.00
Прибыль (убыток) от реализации (строки 010-020-030-040)	050	177435170.00	186854558.00
Проценты к получению	060	2784287.00	2297196.00
Проценты к уплате	070		
Доходы от участия в других организациях	080	50386673.00	51328993.00
Прочие операционные доходы	090	599336086.00	1079362023.00
Прочие операционные расходы	100	598147076.00	1049826090.00
Прибыль (убыток) от финансово-хозяйственной деятельности (строки 050+060-070+080+090-100)	110	231795140.00	270016680.00
Прочие внереализационные доходы	120	21797125.00	15629377.00
Прочие внереализационные расходы	130	8029954.00	8186024.00
Прибыль (убыток) отчетного периода (строки 110+120-130)	140	245562311.00	277460033.00
Доля меньшинства	145	10267.00	42444.00
Налог на прибыль	150	72903883.00	76501890.00
Отвлеченные средства	160	5651335.00	2544594.00
Нераспределенная прибыль (убыток) отчетного периода (строки 140+145-150-160):	170	167017360.00	198455993.00
в т.ч. доля меньшинства	175	-398868.00	
Количество прибыльных предприятий	141		
Сумма прибыли	142	246122329.00	278028448.00
Количество убыточных предприятий	143	2.00	2.00
Сумма убытка	144	560018.00	568415.00

ОТЧЕТ О ДВИЖЕНИИ КАПИТАЛА

Форма № 3 по ОКУД

Наименование показателя	Код стр.	Остаток на начало года	Поступило в отчетном году	Израсход. в отчетном году	Остаток на конец года
1	2	3	4	5	6
I. Собственный капитал					
Уставной капитал	010	60000000.00			60000000.00
Добавочный капитал	020	80520153.00	467690.00	134729.00	80853114.00
Резервный фонд	030	9000000.00	1050531.00	744281.00	9306250.00
	040				
Нераспределенная прибыль прошлых лет	050				
Фонды накопления - всего	060	188047336.00	87708337.00	125983177.00	149772496.00
в т.ч. фонд накопления	061	181910419.00	41044497.00	73388825.00	149566091.00
в т.ч. фонд капитальных вложений	062		43440874.00	43331531.00	109343.00
в т.ч. другие фонды	063	6136917.00	3222966.00	9262821.00	97062.00
Фонд средств социальной сферы	070	3536338.00	3508062.00	3516563.00	3527837.00
	080				
Целевое финансирование и поступления из бюджета	090	90880.00	800092.00	557098.00	333874.00
Целевое финансирование и поступления из отраслевых и межотраслевых внебюджетных фондов	100				
	102				
Итого по разделу I	130	341194707.00	93534712.00	130935848.00	303793571.00
II. Прочие фонды и резервы					
Фонды потребления - всего	140	85467897.00	2259322.00	9614393.00	78112826.00
	141	85467897.00	2259322.00	9614393.00	78112826.00
	142				
Резервы предстоящих расходов и платежей	150	26292.00	132082.00	132017.00	26357.00
	151	26292.00	132082.00	132017.00	26357.00

Наименование показателя	Код стр.	Остаток на начало года	Поступило в отчетном году	Израсходовано в отчетном году	Остаток на конец года
1	2	3	4	5	6
Оценочные резервы - всего	160				
	170				
Итого по разделу II	180	85494189.00	2391404.00	9746410.00	78139183.00

СПРАВКИ

Наименование показателя	Код стр.	Из бюджета	Из отраслевых и межотраслевых фондов
1	2	3	4
1) Чистые активы	185	436185324.00	547570870.00
		Из бюджета	Из отраслевых и межотраслевых фондов
		3	4
2) Получено на:			
финансирование капитальных вложений	191		
финансирование научно-исследовательских работ	192		
возмещение убытков	193		

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

Форма № 4 по ОКУД

Наименование показателя	Код стр.	Сумма	В том числе		
			По текущей деятельности	По инвести-ционной деятельности	По финансовой деятельности
1	2	3	4	5	6
1.Остаток денежных средств на начало года	010	70333350.00			
2.Поступило денежных средств – всего в том числе:	020	2914248149.00	2649312400.00	97074814.00	167860935.00
выручка от реализации товаров, продукции, работ и услуг	030	2168803478.00	2168803478.00		
выручка от реализации основных средств и иного имущества	040	124034068.00	2113195.00	80543327.00	41377546.00
авансы, полученные от покупателей (заказчиков)	050	2566154.00	2566154.00		
бюджетные ассигнования и иное целевое финансирование	060	3064733.00	2577685.00	478000.00	9048.00
Безвозмездно	070	5000.00	5000.00		
кредиты, займы	080	61214062.00	48059562.00	13034500.00	120000.00
дивиденды, проценты по финансовым вложениям	090	7930899.00		18987.00	7911912.00
прочие поступления	110	546629755.00	425151518.00	3000000.00	118478237.00
в том числе:	111	546554671.00	425076434.00	3000000.00	118478237.00
	112	75084.00	75084.00		
	113				
3.Направлено денежных средств -всего в том числе:	120	2934720495.00	2595677419.00	135027601.00	176861446.00
на оплату приобретенных товаров, работ, услуг	130	1547657167.00	1538151354.00	3683590.00	28516.00
на оплату труда	140	63104226.00			
отчисления на социальные нужды	150	5398761.00			
на выдачу подотчетных сумм	160	8281409.00	8281409.00		
на выдачу авансов	170				
на оплату долевого участия в строительстве	180				
на оплату машин, оборудования и транспортных средств	190	5557752.00		5557752.00	
на финансовые вложения	200	55476947.00	889000.00	170000.00	54417947.00
на выплату дивидендов процентов	210	7723718.00			7723718.00
на расчеты с бюджетом	220	242054668.00	242054668.00		
на оплату процентов по полученным кредитам, займам	230	1012122.00	1012122.00		
прочие выплаты, перечисления и т.п. в том числе:	250	998453725.00	757463264.00	126206930.00	114783531.00
	251	922837376.00	681846915.00	126206930.00	114783531.00
	252	75616349.00	75616349.00		
4.Остаток денежных средств на конец отчетного периода	260	49861004.00			
СПРАВОЧНО:					
Из строки 020 поступило по наличному расчету (кроме данных по строке 100) - всего	270	458311920.00			
в том числе по расчетам:					
с юридическими лицами	280	96230369.00			
с физическими лицами	290	296373148.00			
из них с применением контрольно-кассовых аппаратов	291	349494927.00			
бланков строгой отчетности	292	10185134.00			
Наличные денежные средства:					
поступило из банка в кассу организации	295	11249350.00			
сдано в банк из кассы организации	296	663750193.00			

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ

Форма № 5 по ОКУД

1. ДВИЖЕНИЕ ЗАЕМНЫХ СРЕДСТВ

Наименование показателя	Код стр.	Остаток на начало года	Получено	Погашено	Остаток на конец года
1	2	3	4	5	6
Долгосрочные кредиты банков	110				
в том числе не погашенные в срок	111				
Прочие долгосрочные займы	120				
в том числе не погашенные в срок	121				
Краткосрочные кредиты банков	130	11178078.00	48241884.00	58937669.00	482293.00
в том числе не погашенные в срок	131				
Кредиты банков для работников	140				
в том числе не погашенные в срок	141				
Прочие краткосрочные займы	150	65461.00	1320100.00	1497001.00	63560.00
в том числе не погашенные в срок	151				

2. ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

Наименование показателя	Код стр.	Остаток на начало года	Возникло обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
Дебиторская задолженность краткосрочная	210	58444058.00	2913275042.00	2925433239.00	46285861.00
в том числе просроченная	211	5387172.00	30764882.00	21491103.00	14660951.00
из нее длительностью свыше 3 месяцев	212	4265602.00	30879684.00	20508859.00	14636427.00
долгосрочная	220	269650.00	4409342.00	1653119.00	3025873.00
в том числе просроченная	221	2000.00	340472.00	2262.00	340210.00
из нее длительностью свыше 3 месяцев	222	2000.00	110319.00	2262.00	110057.00
из стр. 240 задолженность, платежи по которой ожидаются более чем через 12 месяцев после отчетной даты	223	269650.00	4409342.00	1653119.00	3025873.00
Кредиторская задолженность:					
краткосрочная	230	181095176.00	3090478284.00	3051973489.00	219599971.00
в том числе просроченная	231	7040830.00	7991800.00	9033825.00	5998805.00
свыше 3-х месяцев	232	4505676.00	2170152.00	4350757.00	2325071.00
долгосрочная	240	238719.00	498.00	208022.00	31195.00
в том числе просроченная	241				
из нее длительностью свыше 3 месяцев.	242				

Наименование показателя	Код стр	Остаток на начало года	Получено обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
Из стр. 240 задолженность, платежи по которой ожидаются более чем через 12 месяцев после отчетной даты	243	173.00		173.00	
Обеспечения:					
полученные	250				
в том числе от третьих лиц	251				
выданные	260				
в том числе третьим лицам	261				

СПРАВКИ К РАЗДЕЛУ 2

Наименование показателя	Код стр.	Остаток на начало года	Возникло обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
1) Движение векселей					
Векселя выданные	262	65000.00		650000.00	
в том числе просроченные	263				
Векселя полученные	264		125220.00	125220.00	
в том числе просроченные	265				
2) Дебиторская задолженность по отгрузке продукции (работ, услуг) по фактической себестоимости	266	8743042.00	908237516.00	906281304.00	11835441.00
		За отчетный год		За предыдущий год	
		3		4	
3) Списана дебиторская задолженность на финансовые результаты	267	310761.00		20217.00	
в т.ч. по истечении предельного срока	268	310761.00		20125.00	

4) ПЕРЕЧЕНЬ ОРГАНИЗАЦИЙ-ДЕБИТОРОВ, ИМЕЮЩИХ НАИБОЛЬШУЮ ЗАДОЛЖЕННОСТЬ

Наименование организации	Код стр.	Остаток на конец года	
		Всего	в т.ч. длительностью свыше 3-х месяцев
1	2	3	4
	270	1919118.00	777270.00
	271	976514.00	83325.00
	272	678849.00	157862.00
	273	57457.00	41368.00
	274	112003.00	47271.00
	275	11254391.00	7251820.00
	276	4318225.00	4304740.00
	277	388929.00	72291.00
	278	112636.00	16731.00
	279	231142.00	36186.00
	280		
	281		
	282		

3. АМОРТИЗИРУЕМОЕ ИМУЩЕСТВО

Наименование показателя	Код стр.	Остаток на начало года	Поступило (введено)	Выбыло	Остаток на конец года
1	2	3	4	5	6
I.Нематериальные активы					
Права на объекты интеллектуальной (промышленной) собственности,	310	33639.00	489333.00	8505.00	514467.00
в том числе права, возникающие: из авторских и иных договоров на объекты смежных прав, на программы ЭВМ базы данных и др.	311	32547.00	483970.00	8134.00	508383.00
из патентов на изобретения, промышленныее образцы, коллекционные достижения, из свидет-на полезные модели, тов.знаки и знаки обслуживания или лицензионных договоров на их использование	312	1092.00	5363.00	371.00	6084.00
из прав на ноу-хау	313				
Права на пользование обособленными природными объектами	320				
Организационные расходы	330	1016.00		503.00	513.00
Деловая репутация организации	340				
Прочие	349	274057.00	146875.00	247557.00	173375.00
Итого (сумма строк 310+320+330+340+349)	350	308712.00	636208.00	256565.00	688355.00
II.Основные средства					
Земельные участки и объекты природопользования	360				
Здания	361	119591125.00	285572.00		119876697.00
Сооружения	362	540597.00			540597.00
Машины и оборудование	363	39297433.00	6273401.00	2848455.00	42722379.00
Транспортные средства	364	1758871.00	453546.00	318628.00	1893789.00
Инструмент, производственный и хозяйственный инвентарь	365	2487479.00	94047.00	26681.00	2554845.00
Рабочий скот	366				
Продуктивный скот	367				
Многолетние насаждения	368				
Другие виды основных средств	369	880796.00	328870.00	54175.00	1155491.00
Итого (сумма строк 360-369)	370	164556301.00	7317266.00	3247921.00	168743798.00
в том числе:					
Производственные	371	155984138.00	7224798.00	2865574.00	160343862.00
непроизводственные	372	8572163.00	169846.00	378262.00	8399936.00
III.Малоценные и быстроизнашивающиеся					
предметы - итого	380	6389578.00	15115424.00	9099698.00	12405304.00
в том числе:					
на складе	381	914644.00	7547121.00	7240967.00	1220798.00
в эксплуатации	382	5474934.00	7562425.00	1852853.00	11184506.00

СПРАВКИ К РАЗДЕЛУ 3

Наименование показателя	Код стр.	На начало года	Остаток на конец года
1	2	3	4
Из строки 371, графы 3 и 6:			
передано в аренду	385	4477092.00	4991546.00
в том числе:			
здания	386	3064998.00	3064998.00
сооружения	387	845367.00	1400445.00
	388	566727.00	526103.00
	389		
переведено на консервацию	390		
Износ амортизируемого имущества:			
нематериальных активов	391	18423.00	115111.00
основных средств - всего	392	46767778.00	51477094.00
в том числе:			
зданий и сооружений	393	32661113.00	34206362.00
машин, оборудования, транспортных средств	394	12317029.00	16097933.00
других	395	1789636.00	1172799.00
малоценных и быстроизнашивающихся предметов	396	2786507.00	5753663.00
СПРАВОЧНО			
Результат по индексации в связи с переоценкой основных средств:			
первоначальной (восстановительной) стоимости	397	25410737.00	
износа	398	3773653.00	
Имущество, находящееся в залоге	400	10944.00	
Торговая наценка	401	9946372.00	9469985.00

4. ДВИЖЕНИЕ СРЕДСТВ ФИНАНСИРОВАНИЯ ДОЛГОСРОЧНЫХ ИНВЕСТИЦИЙ И ФИНАНСОВЫХ ВЛОЖЕНИЙ

Наименование показателя	Код стр.	Остаток на начало года	Начислено (образовано)	Использовано	Остаток на конец года
1	2	3	4	5	6
Собственные средства предприятия - всего	410		10247727.00	10247727.00	
в том числе:					
амортизация основных средств	411		5313570.00	5313570.00	
амортизация нематериальных активов	412		41816.00	41816.00	
прибыль, остающаяся в распоряжении предприятия (фонд накопления)	413		4892341.00	4892341.00	
прочие	414				
Привлеченные средства - всего	420	11243539.00	49561984.00	60259670.00	545853.00
в том числе:					
кредиты банков	421	11178078.00	48241884.00	58937669.00	482293.00
заемные средства других предприятий	422	65461.00	1316000.00	1317901.00	63560.00
долевое участие в строительстве	423				
из бюджета	424				
из внебюджетных фондов	425				
прочие	426		4100.00	4100.00	
Всего собственных и привлеченных средств (сумма строк 410 и 420)	430	11243539.00	59809711.00	70507397.00	545853.00
СПРАВОЧНО					
Незавершенное строительство	440	300030.00	35944242.00	1694833.00	34549439.00
Инвестиции в дочерние общества	450	43975056.00	170555146.00	3459666.00	211070536.00
Инвестиции в зависимые общества	460	2005.00			2005.00

5. ФИНАНСОВЫЕ ВЛОЖЕНИЯ

Наименование показателя	Код стр.	Долгосрочные		Краткосрочные	
		на начало года	на конец года	на начало года	на конец года
1	2	3	4	5	6
Паи и акции других организаций	510	630524.00	847048.00		
Облигации и другие долговые обязательства	520	1602480.00	1591071.00	34960618.00	26064368.00
Предоставленные займы	530	512216.00	512216.00	841980.00	
Прочие	540	190000.00	260000.00	91173677.00	189685181.00
СПРАВОЧНО					
По рыночной стоимости облигации и другие ценные бумаги	550			511000.00	617000.00

6. ЗАТРАТЫ, ПРОИЗВЕДЕННЫЕ ОРГАНИЗАЦИЕЙ

Наименование показателя	Код стр.	За отчетный год	За предыдущий год
1	2	3	4
Материальные затраты	610	65579465.00	60070690.00
Затраты на оплату труда	620	56001037.00	38506858.00
Отчисления на социальные нужды	630	21459395.00	15024039.00
Амортизация основных средств	640	5323412.00	4711720.00
Прочие затраты	650	51565375.00	28002205.00
Итого по элементам затрат	660	199928684.00	146315512.00
Из общей суммы затрат отнесено на непроизводственные счета	661	11892434.00	1113069.00

7. РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

Наименование показателя	Код стр.	За отчетный период		За предыдущий период	
		Прибыль	Убыток	Прибыль	Убыток
1	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	710	52192.00	77783.00	3982.00	3598.00
Прибыль/убыток прошлых лет	720	2842732.00	2752479.00	1085262.00	1459097.00
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	730		19402.00		7017.00
Курсовые разницы по операциям в иностранной валюте	740	7021214.00	7944905.00	12598996.00	13826609.00
________________	750	444.00			
________________	760				
________________	770				

8. СОЦИАЛЬНЫЕ ПОКАЗАТЕЛИ

Наименование показателя	Код стр.	Причитается по расчету	Израсходовано	Перечислено в фонды
1	2	3	4	5
Отчисления на социальные нужды:				
в Фонд социального страхования	810	142501602.00	92928992.00	51472189.00
в Пенсионный Фонд	820	855703142.00	497489.00	926404402.00
в Фонд занятости	830	44368244.00	24541.00	48025521.00
на медицинское страхование	840	2364790.00		
Среднесписочная численность работников	850	5278.70		
Денежные выплаты и поощрения, не связанные с производством продукции, выполнением работ, оказанием услуг	860	6084178.00		
Доходы по акциям и вкладам в имущество организации	870			

9. СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование забалансового счета	Код стр.	На начало года	На конец года
1	2	3	4
Арендованные основные средства (001)	910	601400.00	696861.00
в том числе по лизингу	911		
Товарно-материальные ценности, принятые на ответственное хранение (002)	920	11903288.00	18650371.00
Товары, принятые на комиссию (004)	930		71.00
Списанная в убыток задолженность неплатежеспособных дебиторов (007)	940		1113.00
Износ жилищного (муниципального) фонда (014)	950		
Износ объектов внешнего благоустройства и других аналогичных объектов (015)	960		
	970		
	980		
	990		

ЗАКЛЮЧЕНИЕ РЕВИЗИОННОЙ КОМИССИИ ПО РЕЗУЛЬТАТАМ РАБОТЫ ОАО «ТД ГУМ» ЗА 1997 ГОД

Ревизионная комиссия отмечает, что бухгалтерская отчетность ОАО «ТД ГУМ» подготовлена в соответствии с Федеральным Законом "О бухгалтерском учете" №129-ФЗ от 21 ноября 1996 года, "Положением о бухгалтерском учете и отчетности в Российской Федерации" от 26 декабря 1994 года №170 и "Положением по бухгалтерскому учету" Учетная политика ПБУ 1/94, утвержденным приказом Минфина РФ 28 июля 1994 г. №100, а также другими действующими нормативными документами.

В отчетном периоде Ревизионной комиссии рассмотрены результаты финансово-хозяйственной деятельности за 1 полугодие, 9 месяцев и год. Произведены проверки обоснованности отнесения расходов на издержки обращения, правильности учета доходов и расходов, распределения и использования прибыли, осуществлен анализ прочих финансовых вложений, состояния дебиторской и кредиторской задолженности, заслушаны ревизоры дочерних предприятий ОАО «ТД ГУМ» с информацией об их деятельности. По итогам за 1 полугодие и год заслушана информация о работе отдела межрегиональных связей ОАО «ТД ГУМ».

По результатам проверок деятельности ОАО «ТД ГУМ» Ревизионная комиссия отмечает, что финансовое состояние акционерного общества в целом является удовлетворительным.

Вместе с тем были отмечены отдельные недостатки в финансово-хозяйственной деятельности и ведении бухгалтерского учета, внесены предложения по повышению эффективности работы и улучшению организации финансов в ОАО «ТД ГУМ» и его ЗАО.

Общая сумма уплаченных штрафов и пени в 1997 году составила 2402 млн рублей, или 0,97% к сумме полученных доходов.

Дебиторская и кредиторская задолженность носит в основном текущий характер. При общем снижении дебиторской задолженности за год почти на треть произошел значительный рост этой задолженности свыше 12 месяцев, которая составила на 1 января т. г. 3026 млн рублей. В целом по ОАО «ТД ГУМ» сумма кредиторской задолженности в товарных запасах достигает 83%.

В 1997 году в акционерном обществе была обеспечена сохранность товарно-материальных и денежных ценностей.

Балансовые данные подтверждены инвентаризациями имущества и финансовых обязательств.

В объеме проверок Российской налоговой службы, официального внешнего независимого аудитора ЗАО "Юникон/МС Консалтинговая группа" и общества "Эрнст Энд Янг (СНГ) Лимитед" бухгалтерией акционерного общества сделаны все исправительные проводки в отчете за 1997 год.

С учетом изложенного, Ревизионная комиссия подтверждает достоверность консолидированного баланса акционерного общества на 1 января 1998 года в сумме 772 975 млн рублей, результаты операций и движения денежных средств за проверенный период, финансовую и имущественную устойчивость ОАО «ТД ГУМ». Нераспределенная прибыль 1997 года составила 167 017 млн рублей. Ревизионная комиссия рекомендует принять меры к повышению результативности работы закрытых акционерных обществ, активизации коммерческой деятельности в части обеспечения эффективности закупок товаров, ускорению процессов их реализации, недопущению случаев нарушения налоговой дисциплины, своевременности расчетов с дебиторами и кредиторами, решению задач по внедрению системы комплексно автоматизирующей все виды деятельности ОАО «ТД ГУМ».

Председатель Ревизионной комиссии ОАО «ТД ГУМ» *Р.А. Салехов*

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ГУМ · GUM TRADING HOUSE · МОСКВА

ЗАКЛЮЧЕНИЕ АУДИТОРСКОЙ ФИРМЫ АКЦИОНЕРАМ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА "ТОРГОВЫЙ ДОМ ГУМ" ЗА 1997 ГОД

Нами проведен аудит консолидированной бухгалтерской отчетности ОАО "Торговый дом ГУМ" за 1997 год. Консолидированная отчетность подготовлена исполнительным органом ОАО "Торговый дом ГУМ" исходя из Федерального Закона Российской Федерации "О бухгалтерском учете" № 129-ФЗ от 21 ноября 1996 года. Инструкции о порядке заполнения форм годовой бухгалтерской отчетности, утвержденной Приказом Министерства Финансов Российской Федерации №97 от 12 ноября 1996 года (в редакции от 21.11.97 г. №81н) и Приказа Министерства Финансов Российской Федерации от 30 декабря 1996 года №112 "О методических рекомендациях по составлению и представлению сводной бухгалтерской отчетности".

Ответственность за подготовку данной отчетности несет исполнительный орган ОАО "Торговый дом ГУМ". Наша обязанность заключается в том, чтобы высказать мнение о достоверности во всех существенных аспектах консолидированной отчетности ОАО "Торговый дом ГУМ" на основе проведенного аудита.

Мы проводили аудит открытого акционерного общества "Торговый дом ГУМ" в соответствии с Временными правилами аудиторской деятельности в РФ, утвержденными Указом Президента Российской Федерации от 22 декабря 1993 года № 2263 и одобренными Комиссией по аудиторской деятельности при Президенте РФ Правилами (стандартами) аудиторской деятельности (Протокол №1 и №6). Аудит планировался и проводился таким образом, чтобы получить достаточную уверенность в том, что бухгалтерская отчетность акционерного общества не содержит существенных искажений.

Аудит включал проверку на выборочной основе подтверждений числовых данных и пояснений, содержащихся в бухгалтерской отчетности. Мы полагаем, что проведенный аудит дает достаточные основания для того, чтобы высказать мнение о достоверности консолидированной отчетности ОАО "Торговый дом ГУМ".

Мы наблюдали формирование сводной (консолидированной) бухгалтерской отчетности ОАО "Торговый дом ГУМ", составленной по итогам деятельности акционерных обществ.

Нами был проведен аудит и проверена отчетность акционерных Обществ, которые имеют наибольшую существенность в консолидированном балансе ОАО "Торговый дом ГУМ".

По нашему мнению, прилагаемая к настоящему Заключению сводная бухгалтерская отчетность достоверна, т.е. подготовлена таким образом, чтобы обеспечить во всех существенных аспектах отражение активов и пассивов ОАО "Торговый дом ГУМ" по состоянию на 01 января 1998 года и финансовых результатов его деятельности за 1997 год, исходя из Федерального Закона Российской Федерации "О бухгалтерском учете №129-ФЗ от 21.11.1996 г. Инструкции о порядке заполнения форм годовой бухгалтерской отчетности, утвержденной Приказом Министерства Финансов Российской Федерации №97 от 12.11.96 г. (в редакции от 21.11.97г.) и Приказа Министерства Финансов Российской Федерации от 30 декабря 1996 года №112 "О методических рекомендациях по составлению и представлению сводной бухгалтерской отчетности".

Приложения:

1. Сводный баланс ОАО "Торговый дом ГУМ" по состоянию на 01.01.98 г. на 2 листах.
2. Отчет о финансовых результатах ОАО "Торговый дом ГУМ" и их использования за период с 01.01.97 г. по 01.01.98 г. на 1 листе.
3. Пояснительная записка к бухгалтерскому отчету за 1997 год по ОАО "Торговый дом ГУМ" на 6 листах.

Генеральный директор — *А.Ю. Дубинский*

Заместитель Директора Департамента аудиторских услуг — *Т.С. Корябочкина*

Старший менеджер — *О.М. Свинкина*

23 марта 1998 г.

OAO TRADE HOUSE GUM

ANNUAL REPORT
1997

MOSCOW 1998

ADDRESS BY THE PRESIDENT OF OAO GUM TO THE SHAREHOLDERS



Dear shareholders,

I would like to use this opportunity to address the 11 thousand shareholders of Trade House GUM and to inform you that in 1997 the Company management and its entire staff of 5.5 thousand fulfilled their task of further strengthening GUM's position in the Russian market.

For those purposes we have been implementing a strategy designed to develop the Company's business despite increased competition and continuing decrease in the purchasing power of most people in the country.

When put into practice, such strategy has enabled OAO GUM to achieve overall sales of 1.6 trillion rubles in 1997, that is almost 20% above the 1996 results, while the flagship GUM store in the Red Square accounted for 1.17 trillion rubles in sales, an increase of almost 25 %.

Compared to the 1996 results, the 1997 gross income has grown by 13.3 %; that includes 15.5% growth of the main GUM store.

The pre-tax profit for the reference year was 245.6 billion rubles, that is 31.9 billion rubles less than the 1996 figure; the pre-tax profit of the main GUM store went down 7.5 per cent. The main reason for the decline in book profit is the growth of fixed costs, often due to the reasons beyond GUM's control (such as significant increase in rent payable for the building and land, raise in road tax and other taxes, etc.) as well as generally lower profitability of operations with securities (such as GKO - treasury bills, OFZ - federal bonds , and corporate paper).

However, thanks to more efficient use of available financial and material resources, the year 1997 saw a 150.4 billion rubles or 24.2 per cent increase in value of the Company's assets.

Greater attention was paid to reorganization of subsidiary companies of OAO Trade House GUM in the past year. The downward trend in such stores sales was reversed, resulting in 5.4 % increase in the sales of GUM subsidiaries compared to 1996.

To accomplish this, the subsidiaries have undergone major changes in executive personnel, with more than 50 % of their managerial staff replaced. For example, after a new manager arrived to GUM-Podarki store, its sales grew more than 20% compared to 1996. In addition, significant funds have been invested in the reorganization of the subsidiaries. For example, GUM on the Garden Ring (former GUM-Kabul) has seen a complete image makeover. Now it is a modern

store selling brand name computers, audios and videos; as a result of the above changes, its turnover almost doubled compared to the year 1996 .
Renovation work has continued in GUM's buildings on the Red Square. The Satellite GUM Store owned by the Company has had 11.1 million dollars in investment and has been completely renovated. As a result, over 7 thousand square meters of space has been added, expanding the premises of Satellite GUM Store nearly 80 per cent.
The main GUM store continues to undergo renovation and restoration, with the existing sales areas already modernized. The Company is initiating a new stage in the project whereby retail space is to be expanded significantly (almost doubling) thanks to conversion of the basement, offices and auxiliary premises into retail space of international standard. Foreign companies, such as Bovis International Limited, consultants, and Building Design Partnership, engineers and architects, were invited to assist in this project to ensure its success.
Reconstruction of GUM's Red Square buildings is inseparable from preservation of GUM's image as a national retailer, the status GUM has been enjoying for the last few decades.
The results achieved by OAO Trade House GUM in the reference year will support an active investment policy geared to improve the Company's economic potential and to increase dividend payments to the shareholders 1.5 times compared to the year before.

Respectfully,
President of OAO Trade House GUM
V.L. Vechkanov



REPORT OF THE BOARD OF DIRECTORS AND MANAGING BOARD FOR OAO GUM

THE BOARD OF DIRECTORS OF OAO TRADE HOUSE GUM,
AS ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS ON 25TH APRIL, 1997

NAME	JOB TITLE
SOLOMATIN Y.B.	CHAIRMAN OF THE BOARD OF DIRECTORS, OAO GUM
BEKHTIN A.A.	GENERAL DIRECTOR, ZAO GUM-UNIVERSAM
BUKATO V.I.	PRESIDENT, MOSBIZNESBANK
VECHKANOV V.L.	PRESIDENT, OAO TRADE HOUSE GUM CHAIRMAN OF THE MANAGING BOARD, OAO GUM
GERTSENA L.A.	FIRST VICE-PRESIDENT OF INVESTMENT COMPANY "DELOVYJE USLUGI"
DANILOVSKAYA N.F.	GENERAL DIRECTOR, ZAO GUM-BALATON
KORNEYEVA R.Y.	CHAIRMAN OF TRADE UNION COMMITTEE, OAO GUM
NIKITIN A.A.	GENERAL DIRECTOR, ZAO MOSCOW FOOTWEAR FACTORY "PARIZHSKAYA KOMMUNA"
MARTYNOV Y.V.	GENERAL DIRECTOR, ZAO GUM-KOSTROMA
SELETSKIY V.D.	PRESIDENT MOSCOW COMMERCIAL BANK "ZEMELNYJ"
SOKOLOVSKIY V.I.	DEPUTY HEAD, DIRECTORATE OF STATE SUPERVISION OVER PRESERVATION AND SAFEGUARDING OF MOSCOW HISTORICAL AND CULTURAL MONUMENTS
KALININA N.G.	GENERAL DIRECTOR, ZAO "KRASNAYA ZARYA"
KUZMIN O.V.	REPRESENTATIVE, DIVERSIFIED INVESTMENT COMPANY
FINGER G.M.	EXECUTIVE DIRECTOR, DIVERSIFIED INVESTMENT COMPANY
SHCHAVLEYEV S.Y.	GENERAL DIRECTOR, AO GUM-EUROPE

COMPOSITION OF THE MANAGING BOARD FOR OAO TRADE HOUSE GUM
SELECTED BY THE JOINT MEETING OF THE SHAREHOLDERS ON APRIL 25TH, 1997

NAME	JOB TITLE
VECHKANOV V.L.	CHAIRMAN OF THE MANAGING BOARD, OAO TRADE HOUSE GUM PRESIDENT, OAO TRADE HOUSE GUM
KABANOV L.I.	GENERAL DIRECTOR, ZAO GUM-GANGA
KAPUSKIN A.D.	GENERAL DIRECTOR , ZAO GUM-KARACHAROVO
KIRPICHEVA L.M.	HEAD OF FINANCE DEPARTMENT, OAO TRADE HOUSE GUM
STROGOV Y.N.	COMMERCIAL DIRECTOR, OAO TRADE HOUSE GUM'S CENTRAL FACILITY
LI N.I.	HEAD OF PERSONNEL MANAGEMENT DEPARTMENT, OAO TRADE HOUSE GUM
STEPANOV A.T	VICE-PRESIDENT ON CONSTRUCTION AND RESTORATION, OAO GUM

PRINCIPAL RESULTS OF THE DEVELOPMENT OF OAO TRADE HOUSE GUM

The 1997 **turnover** of OAO Trade House GUM has grown by 253 billion rubles compared to the 1996 figure and reached 1,603.7 billion rubles. The above figure includes 1169.7 billion rubles in the turnover of the central GUM store (24.6% increase on 1996) and 434.0 billion rubles in the turnover of closely held subsidiaries (otherwise called ZAOs) (5.4 % increase compared to 1996).


Annual Turnover Dynamics for OAO trade house GUM
billion rubles
2000
1500
1000
500
0
1994
1995
1996
1997

Significant turnover increase was achieved by stores that last year focused on boutique trade, e.g. GUM-Budapest (17.6% increase); on introduction of new merchandise groups, e.g. GUM-Krasana (45.6% increase) and GUM on the Garden Ring (93.9% increase), on improvement of existing product lines - e.g. GUM-Podarki (20.2% increase), GUM-Tverskaya (20.6% increase), GUM-Prague (18.0% increase).

Saturation of the consumer goods market, opening of new boutiques, introduction of new merchandise groups, improved assortment, etc., continuously influence the turnover. For example, in 1997 the **highest sales** within OAO Trade House GUM were generated by Apparel and Lingerie (the share of such goods in total sales was 29.8%, while in the absolute terms their 1997 sales grew 36.3% compared to 1996, even reaching 45.8% growth, in case of the central GUM store), Perfume and Cosmetics (13.1% share), Footwear (9.2% share), Haberdasheries (7.9% share), Knitwear (7.9% share), and Foodstuffs (6.8% share).


Major merchandise group sales
for OAO trade house GUM, main building 1997
Other
19,5%
Clothes and Lingerie
34,6%
Toys
1,4%
TV and
Radio goods
3,4%
Accessories
and Notion store
8,2%
Perfume and Cosmetics
13,3%
Footwear
10,2%
Knitwear
9,4%

Certain non-leading merchandise groups are characterized by robust sales growth compared to 1996, such as TV, Radio, and Other Home Entertainment Goods (sales doubling, with the main store sales growing 2.8 times), Kitchenware (35.3% sales increase, the main store sales grew 2.3 times due to the opening of new Kalp and Royal Dalton boutiques), Watches, etc.. Other goods' share in total sales remained practically unchanged (with seasonal fluctuations in demand taken into account).


Major merchandise groups sales
for subsidiary companies 1997
Other
25,2%
Clothes and Lingerie
16,2%
Knitwear
3,3%
Footwear
6,6%
Perfume
and Cosmetics
12,6%
Foodstuffs
25,6%
Toys
2,4%
TV and
Radio goods
1,0%
Accessories
and Notion store
7,1%

Inventory of OAO Trade House GUM has grown 18.3% in 1997 compared to 1996, reaching 350.0 billion rubles as of 01/01/98. Inventory of the main building has grown 14.1% to 251.3 billion rubles, while that of the subsidiaries has grown 30.4% to 98.7 billion rubles. Overall, **inventory turnover** of the Company was 76 days in 1997. Seasonal fluctuations in demand and market saturation seriously affected turnover of some commodity groups.

FINANCIAL AND ECONOMIC RESULTS OF OAO TRADE HOUSE GUM IN 1997

Financial results for OAO Trade House GUM in 1997 may be characterized by the following indicators (in billion rubles):

INDEX	
TURNOVER	1603.7
SALES PROCEEDS (VAT EXCLUDED)	1493.3
GROSS INCOME	377.4
FIXED COSTS	199.9
SALES REVENUES	177.4
BALANCE OF OTHER REVENUES AND COSTS	68.1
BALANCE SHEET PROFIT	245.6
PROFIT TAX	72.9
NON-PARTICIPATING FUNDS	5.7
NET PROFIT	167.0

There was some decrease in the 1997 pre-tax profit compared to 1996, while the turnover increased. Overall, the 1997 pre-tax profit of the Company fell by 11.5%, i.e. by 31.9 billion rubles; the main building saw its pre-tax profit decrease by 7.5%, i.e. 16.6 billion rubles.

The fall in the 1997 pre-tax profit resulted from a 36.6%, or 53.6 billion rubles, increase in **operational costs** caused by a number of external reasons. First of all, the main building's rent grew by 12 billion rubles. Changes in the tax base used for Road Tax assessment and a higher rate of the tax raised that expenditure item by 5.5 billion rubles.

In addition, a 9.7 billion rubles increase in costs resulted from changes introduced in 1997 to the accounting methods, namely allocation of certain expenditure items that used to be covered out of the net profit, to operational costs.

Meanwhile, GUM's management accomplished a lot in 1997 in order to cut expenses dependent on the Company itself. In particular, transportation expenses were cut 39% compared to 1996, expenditures on main facilities' repairs were cut 44% , merchandise storage expenses were cut 39%, 21% less merchandise was lost in transit and storage, while promotional expenses decreased by 21 %, etc..

Following are the areas of expenditures covered out of the 1996 profit in the amount of 139.7 billion rubles:



Accumulation Fund 52,5%
Capital Investment Fund 31,0%
Other 0,5%
Consumption Fund 6,9%
Welfare Fund 2,5%
Dividend Fund 5,5%
Charity Fund 1,1%

Measures taken by GUM's management in order to ensure more efficient use of funds and material resources have resulted in 150.4 billion rubles, or 24.2%, increase in the Company's total assets, and 92.6 billion rubles, or 30.3%, increase in its current assets. The above allowed the Company to independently fund, without contracting any loans, its merchandise procurement, acquisition of computers, repairs and renovations of operational stores in the main building, modernization of the satellite GUM store, modernization of the subsidiary stores (such as GUM-Budapest, GUM on the Garden Ring, and GUM-Simferopol) and other 1997 activities.



Total Assets Value in 1996-1997
900
800
700
600
500
400
300
200
100
0
billion rubles
622,5
722,9
Assets Value as of 01.01.97
Assets Value as of 01.01.98

THE CURRENT LIQUIDITY RATIO AS OF 01.01.98 WAS 2.8, AGAINST THE STATUTORY LIMIT OF 2.0


3
2,5
2
1,5
1
0,5
0
2.57
2,8
Norm
2.00
1996
1997

Retained profit of OAO Trade House GUM was 167.0 billion rubles in 1997.

The following areas are suggested for the **distribution of profit received**: consumption fund - 10.8 billion rubles, accumulation fund - 15.1 billion rubles, capital investment fund - 119.3 billion rubles, welfare fund - 3.0 billion rubles, charity fund - 1.5 billion rubles, common profit fund - 8.3 billion rubles, and dividend fund - 9.0 billion rubles.


Areas of Profit Distribution in 1998
Capital Investment Fund 72%
Charity Fund 1%
Dividend Fund 5%
Accumulation Fund 9%
Joint Profit Fund 5%
Consumption Fund 6%
Welfare Fund 2%

DIVIDENDS AND REMUNERATION

Based on the 1997 operational results of OAO Trade House GUM, the Board of Directors proposes the following:

- to declare the 1997 **dividend** of 150 (one hundred fifty) rubles for each registered common share of OAO Trade House GUM with the par value of 1,000 (one thousand) rubles in the old price scale; that is 1.5 times higher than the dividend paid on the basis of the Company results of 1996.

Dividends are to be paid to the shareholders and nominal stock holders included in the list of persons eligible to participate in the annual general meeting. The list has been compiled as per the Register of the Shareholders in OAO Trade House GUM as of the record date (March 1st, 1998). The payment of dividends is suggested to begin on June 1st, 1998.

- to approve **personal remuneration** of 25 thousand rubles to the members of the Board of Directors and the Managing Board of OAO Trade House GUM, and 15 thousand rubles (new rubles) to the members of the Internal Audit Commission.

As competition in consumer market grows, OAO Trade House GUM pursues **a policy of retail space efficiency.** Successful boutiques get additional space, while the underperformers have to content with less space, some of them even have to be closed.

RETAIL SPACE OF OAO TRADE HOUSE GUM AS OF JANUARY 1ST, 1998

	TOTAL SPACE	SALES AREA
CENTRAL AND SATELLITE GUM FACILITIES	70, 631	16, 529
MOSCOW BRANCH STORES	49, 161	15, 036
REGIONAL BRANCH-STORES	7,184	3,199
TOTAL	**125, 976**	**34, 764**
KARACHAROVO WAREHOUSE COMPLEX	25, 035	--

The main store continued to open new boutiques in places previously deemed unsuitable for retail, such as waiting sections by the elevator shafts, cross-over passages, etc.)

For example, **Reebok** store in the main building transferred its auxiliary premises to the basement; it is accessible from the store by an elevator. The area thus vacated was used to opening **Rockport** store. **Estee Lauder Make Up Center** was opened thanks to more effective use of GUM's space, **Clinique** was able to expand its retail space by taking over a next-door ex-office. Similar projects are under way with **Wella** and **Yves Rocher.**

A number of well-known companies came to GUM last year, opening stores that introduced new merchandise groups and diversified product lines, thus improving the Company's operating results. Among them are **Giesswein, Gabor, Devernois, Infinitif, Sisley, United Colours of Benetton, Casio, Estee Lauder Make Up Centre, Pierre Cardin,** etc..

Altogether, 33 new boutiques with the total space of 1805.7 square meters opened in 1997.

Subsidiaries of OAO Trade House GUM have conducted similar efforts to maximize the use of non-trade areas. The best results in retail space growth were achieved by GUM-Budapest - 254 sq.m. (or 8 %) increase; GUM-Krasana - 138 sq.m. (or 13 %) increase, and GUM-Ganga - 73 sq.m. (or 10 %) increase.

Together with the arrival of new partners to GUM, a lot of existing stores have been modernized, bearing in mind the ever-growing competition and new stores opening next to the main GUM building. Together with its partners, GUM has renovated **Escada, La Mode, Samsonite, Karstadt, Steilmann, Hogl, and Gallus** shops.

Better economics resulting from efficient use of retial space by the Company is particularly notable, since, compared to the last year, there was an overall reduction of retail space proper (3.2 % down) due to the modernization of the Satellite GUM store, some shops in the main store and subsidiaries; nevertheless the **turnover per square meter** grew 16.7 % in 1997.

1997 proved to be the year of on-going collaboration between OAO Trade House GUM and **Chambers of Commerce and Trade Sections of many countries' Embassies.** That helped GUM establish contacts with those countries' manufacturers. At present, GUM has some offers from over 20 countries for opening of such boutiques as **Timberland, Barthelmess, Scottish Trade House, Lacoste, Leif Heit** and other.

1998 should become the year of an integrated approach to dealing with foreign companies. Relations with foreign partners should be based on direct contracts with manufacturers or their Russian representatives. Greater attention should be given to determination of contract prices, mark-ups, delivery terms and payment arrangements with such partners.

1997 was the year of tougher customs control over delivery of imported goods to companies' premises. Nevertheless GUM was able to avoid those new problems thanks to successful operation of previously established **customs clearance sector** who take every effort for the timely clearance of shipments and delivery of goods to the Company stores.

Market-based operation requires that the GUM managers constantly seek new ways to improve the business. One of them is the plan to set up a GUM subdivision that will act as a **distributor.** GUM already has sufficient experience with leading foreign manufacturers of ladies' and gentlemen's apparel and perfume. Distribution rights for a range of brand name products, especially if it means introduction of new brand names to the Moscow and Russian market, will help GUM receive extra revenues in future. Undoubtedly, the above is going to boost GUM's image both in Russia and abroad. At present, OAO GUM has similar proposals from such well-known companies as **Lego, Juvisy Tissus, Barthelmess, and H.I.S.** 1998 has to become the year of developing specific forms of cooperation between OAO GUM and its partners in this area.

GUM-Europe, French subsidiary of OAO Trade House GUM, continues to operate successfully, with two new boutiques, **Devernois** and **Infinitif**, opened in the main store with its participation. With experience acquired in the European market and close contacts with the French Chamber of Commerce, GUM-Europe, in joint effort with OAO GUM, has a chance of being more selective in identifying partners for OAO GUM not only in France, but all over Europe; that will clearly bring new promising companies to GUM. In turn, they will bring us more customers.

A lot was accomplished in the subsidiaries of OAO Trade House GUM. 1997 saw GUM's cooperation with the companies operating boutiques in the central GUM store with the view to further penetrate GUM's subsidiaries.

For example, 11 boutiques opened in ZAO GUM-Budapest. They include **Benetton, Mariltex, and Danish Textile House.** ZAO GUM-Prague opened fragrance boutiques of **Christian Dior, Paco Rabanne, and Salvador Dali,** sports shops of **Reebok, Nike, Speedo, and Danish Textile House.** ZAO GUM-Krasana opened a **Lego** toy shop, **Wrangler, Lee, Trussardi and Marlboro** jeanswear, and **Massive** lamps boutiques. ZAO GUM-Simferopol opened a **Lego** toy shop. ZAO GUM-Yadran opened **Christian Dior, Paco Rabanne and Salvador Dali** perfume and cosmetics shop, **Pierre Cardin** leather accessories **and Danish Textile House.** ZAO GUM-Ganga opened **Wrangler, Lee, Trussardi** and **Marlboro** jeanswear shop, etc.

Besides leading western names, our stores also sell domestic goods. Altogether, domestic goods comprise 25% of the total volume of merchandise in the subsidiaries.

GUM on Garden Ring may serve as an illustration to the development and changes in Moscow ZAOs.

In 1997, ZAO GUM-Kabul was converted to a specialty store dealing in audios, videos and computer. The name was changed as well to GUM on Garden Ring. Thus, OAO GUM together with **DVM-Entertainment** and with active support from the representative office of **Pioneer** in Russia opened first **Pioneer** home entertainment store. **Sony** shop and a computer shop were opened their as well; shop selling electronic musical instruments, audios, videos and **Casio** clocks and watches are about to open.

Compared to 1996, even during the first stage of its post-conversion operation, GUM on the Garden Ring managed to increase its turnover by 94%, while the retail space increased by 22 %, and the inventory turnover has accelerated as well.

In order to develop business and cut costs, **regional subsidiaries of OAO Trade House GUM** have concentrated on relocation of their retail space. For example, ZAO GUM-Kostroma have opened **Nike** and **Lego** specialized shops; ZAO GUM-Tambov gave additional area to non-food section in order to improve overall operation.

Work is still under way to open new regional subsidiaries throughout Russia, for example, in the cities of Ryazan, Bryansk and Volgograd. However, it is hindered by drastic drop in purchasing power in the Russian regions and by substantial wage arrears, often reaching several months.

In view of the latest scientific and technological achievements in the retail industry, and the need to meet international standards, OAO Trade House GUM spares no effort to **computerize** and properly equip its stores.

Last year, the central GUM store completed the conversion of retailing operations to **the bar coding technology** that gives better service to the customers and automates the inventory control . To this end, all shops were equipped with Amron electronic cash registers, anti-shoplifting devices, etc.. This also helped introduce portable laser-scanning technology for inventory control in storage rooms and shops. Similar projects were completed in ZAO GUM-Podarki and ZAO GUM-Balaton (GUM-Sport); they are nearing completion in GUM-Universal, GUM-Russian Souvenir and GUM-Simferopol.

CAPITAL CONSTRUCTION IN OAO TRADE HOUSE GUM

OAO Trade House GUM conducted a lot of construction work in 1997.

To reconstruct its satellite facility, GUM conducted a tender in March-April, 1997 for the modernization contract. German, Turkish and Italian companies participated in the tender. Based on the results of the tender, OAO Trade House GUM selected Turkish company **ENKA** as the general contractor. ENKA has extensive experience in Russia and has already proved itself to be very efficient after working on such large projects as State Duma, the White House and, last but not least, renovation of a widely-known Russian shopping mall, Petrovskiy Passage. The contract is estimated at **US $11 million**.

In accordance with the approved timetable for construction, a gallery floor was expanded, and the fourth floor was added in 1997. As a result, the total retail space in the satellite GUM facility reached 7,580 sq.m. after reconstruction. This also means an 80 % increase. For customers' convenience and comfort, provisions are made for construction of escalators, lifts, air conditioning and ventilation systems, in other words, for creation of a state-of-the art trade center to international standards that would attract more customers. Inauguration of the satellite GUM facility is scheduled for **the 3rd quarter of 1998**.

Reconstruction of existing retail premises in the central GUM facility had been completed in time for the 850-th Anniversary of Moscow. Betty Barclay, Estee Lauder, Calvin Klein, Karstadt, Steilmann, Pierre Cardin, Loreal and many other stores have been renovated. Total retail area that has undergone reconstruction during the reference year is about 6,000 sq.m., while that of office and auxiliary premises is over 4,000 sq.m.

8,000 sq.m. of the Central Building's facade were restored with the funds refunded by Moscow Department of State Supervision over Preservation and Operation of Historical and Cultural Monuments .

The major work involved in conversion of the building's power supply system to a higher voltage is complete; provisions are made to provide technical support to construction of municipal underground duct housing various utility lines. Internal fire alarms were equipped with uninterrupted power supply.

The main GUM store in the Red Square is a unique, exclusively located retailer. Hence the need for additional retail space.

Large-scale renovation and restoration work is planned for the nearest 2-3 years in the central GUM store. The object is a significant, almost twofold, increase in the retail space (due to the use of the basement, offices and auxiliary premises), as well as construction of escalators, elevators, ventilation and air-conditioning systems for customers' convenience. In December 1997, OAO GUM contracted with **Bovis** of UK for project management at the initial stage of modernization of the main store building. The contract includes project

development, feasibility study and arrangement of a tender among foreign and Russian architects and engineers.

In 1997, the management of GUM paid special attention to the modernization of the retail premises of its **subsidiaries.** GUM on Garden Ring (former GUM-Kabul) has undergone reconstruction as part of the above program.

About 60 % of existing retail space was renovated and equipped with modern trading equipment, while 254 sq.m. of new space was added in ZAO GUM-Budapest. The above work costs 4.9 billion rubles; that amount includes 3.2 billion rubles, or 70% of the total expenditure, in non-returnable investment by suppliers and tenants. Initial reconstruction has started in GUM-Prague, e.g. the building's facade has been repaired, a design for major overhaul of air-conditioning and ventilation systems has been developed; the cost of work here is 2.2 million rubles.

Complete reconstruction would be undertaken in 1998 in GUM-Russian Souvenir, GUM-Simferopol, GUM-Vlasta, and GUM-Veteran.

ADVERTISING POLICY OF OAO TRADE HOUSE GUM

The advertising activity of OAO Trade House GUM's had a dual focus in 1997:

- Advertising of OAO Trade House GUM and its store chain.

Proactive advertising campaign under the motto **"GUM - a Whole World of Goods"** was undertaken to establish **GUM's** image as that of a **store chain** with a huge selection of high-quality goods. The campaign harnessed the most effective ad media, such as Europe-plus radio station, ads in Moscow subway, billboards on the main roads of Moscow; ads were also placed in press, such as VIP, Moscow Business Guide, Federal Directory magazines, Nedelya newspaper, etc.. Popular TV channels such as TV-6 Moscow, MTK, Kosmos TV, and TV Centre were used as well to deliver the ads. Special TV show called "GUM, a Whole World of Goods", commercials and a promotion movie also ran on TV. Altogether, 3,211 mln. rubles was spent on advertising in 1997.

Besides promoting GUM stores on the Red Square, OAO Trade House GUM provided advertising support for its subsidiaries. Ad campaigns for GUM-Balaton and GUM on the Garden Ring have been developed with the use of TV commercials run on TV-6 Moscow channel, radio commercials, ads in the subway and billboards. Billboards for GUM-Prague, GUM-Simferopol, GUM-Yadran and other stores have been erected on the major city roads. Ads for GUM-Krasana, GUM-Karacharovo, GUM-Sport (former GUM-Balaton), GUM-Podarki, GUM-Prague, GUM-Tverskaya and other companies were placed in the city map titled "Welcome to Moscow", etc..

- Advertising business

Meanwhile, Trade House GUM itself is turning into an ad medium for other companies and their goods.

In order to generate advertising revenue, OAO Trade House GUM stepped up third party advertising in 1997. It planned and ran presentations, trial sales, sample events, exhibitions, fashion shows, radio ads, etc..

The Company generated returns of 2,877 mln. rubles from exhibitions at GUM's Expo-Centre, fashion shows at the Show Hall, from placement of ads for third party companies and other commercial advertising events; this figure is 13% higher than the previous year results.

In 1997, OAO Trade House GUM joined the National Advertising Association.

Trade House GUM is a national establishment, it reflects the nation's self-awareness and its place in history.

It is the symbol of the old and new combined. It is not by chance that foreign TV journalists tend to use the Red Square store as background for their news stories when searching for Russia's past or exploring present economic situation in the country.

A **magazine** published by OAO Trade House GUM for its customers is worth a special mention. It is titled **3, Red Square**. There is not a single department store in Moscow that publishes its own magazine enabling customers to find their way around in the abundance of goods flooding the Russian market. The magazine features contemporary market analysis, reviews of the latest corporate events, and information on the activity of our Company.

HUMAN RESOURCES POLICY IN OAO TRADE HOUSE GUM

Properly focused human resource policy occupies an important place in the Company's concept of development, since this very policy helps the Company retain highly-qualified staff and ensure requisite staff potential.

In order to survive and flourish in a market economy despite tough competition and to overcome the crisis caused by antiquated management style, the head managers of some subsidiaries of OAO Trade House GUM had to be replaced. The management change in GUM-Budapest, GUM-Prague, GUM-Podarki, GUM-Yadran, GUM-Simferopol, GUM-Vlasta, and GUM-Veteran has brought certain positive results.

A monthly seminar on **the international accounting system** was organized for chief accountants and division heads of the centralized accounting department. At the end, the participants received internationally recognized certificates. This will undoubtedly assist them in adopting the accounting practices in line with the rules that the numerous foreign shareholders of OAO Trade House GUM can understand.

In the course of 1997, OAO Trade House GUM's Training Center worked hard to **train personnel** using modern methods based on psychological training. Over 170 sales assistants were trained during this period. To improve their professional skills, GUM also organized seminars on Retailing Service and conducted classes for its executive managers and specialists on Merchandizing, Organization of Sales, etc..

In addition to streamlining the work of its employees, GUM focused on safe and comfortable labor conditions. The Trade House won a prize in a contest for occupational health and safety dedicated to Moscow's 850th Anniversary.

PRINCIPAL ACTIVITIES AND PLANS FOR 1998

Below are the top priorities of OAO Trade House GUM for 1998:

• To complete reconstruction of the satellite GUM store and open it for business (7, Vetoshnyj Pereulok).

• To prepare the Central Facility for overall renovation and repairs (3, Red Square).

• To modernize operational shops in the Central GUM Facility and subsidiaries, to open new shops thanks to more efficient space management.

• To expand regional chain of GUM stores.

• To pursue a proactive pricing policy based on lower contract prices, higher and more differentiated mark-ups

• To introduce a corporate data system for automated inventory control, financial and administrative management.

• To introduce computerized data search system for shoppers in the main building.

• To complete conversion of GUM subsidiaries to inventory controls supported by a bar coding system

• To conduct a large-scale advertising campaign for OAO Trade House GUM and its subsidiaries, to open GUM's Internet home page.

• To improve professional skills of the personnel in terms of priority aspects of the Company's performance, to create a bank of personnel ready for promotion to various executive positions.

SHAREHOLDERS' EQUITY

OVERVIEW OF GUM'S SHARE ISSUES

OAO Trade House GUM **has had four issues of its securities**: on September 2, 1992; June 22, 1993; July 6, 1995; and August 15, 1997. All the issues have been fully placed as of March 1st, 1998.

On August 15th, 1997 the Company conducted **registered common stock split** (fourth issue of shares) with the ratio of 1:10. The issue was placed by way of converting each share of previous (third) issue with the par value of 10,000 rubles into 10 shares of the fourth issue with the par value of 1,000 rubles, thus raising the total number of shares from 6 million to 60 million. Therefore, the total number of shares outstanding increased tenfold but the authorized capital remained unchanged. The prospectus was registered with Russian Federal Commission for Securities Market on July 31, 1997 under entry # 1-04-00030-A. The report on the issue results was approved by the Board of Directors on August 28, 1997 and registered with the Federal Commission for Securities Market on September 5, 1997.

OWNERSHIP OF OAO TRADE HOUSE GUM

The Company's authorized capital equals 60,000,000 (sixty million) new rubles as of March 1st, 1998. It is divided into 60,000,000 (sixty million) registered shares of common stock with the par value of 1 (one) new ruble.

As of March 1st, 1998, the Company's share register listed **10,911** shareholders: **131** of them were corporations and **10,780** individuals. There are **1,020** GUM's employees among individual shareholders. There are **30** corporations and **39** individuals among foreign shareholders of OAO GUM.

MAJOR SHAREHOLDERS (HOLDING OVER 1% SHARE)
AS OF MARCH 1ST, 1998

SHAREHOLDER	SHARE IN THE STOCK CAPITAL (%)
THE BANK OF NEW YORK	29.13
DIVERSIFIED INVESTMENT COMPANY	10.14
ZAO GUM-TRUST	9.69
JOINT STOCK COMMERCIAL BANK SBS-AGRO	6.26
CHASE MANHATTAN BANK INTERNATIONAL	5.68
BANK OF BERMUDA (CAYMAN) LIMITED	4.40
MOSBIZNESBANK	3.49
ZAO INVESTMENT COMPANY DELOVYJE USLUGI	1.21
FRANKLIN ENTERPRISES LIMITED	1.16

ORGANIZATIONAL STRUCTURE OAO TRADE HOUSE GUM


OAO «Trade House GUM»
14 Moscow based branch stores and «Karacharovo» storage and warehousing facility
5 regional branch shopping centers
ZAO «GUM-TRUST»
ZAO «GUM-SERVICE»
AO «GUM-EUROPE»
- HOLDING 100 % OF THE AUTHORIZED CAPITAL
- HOLDING 51% AND MORE OF THE AUTHOIRIZED CAPITAL

PRODUCT PROFILES OF GUM STORES AND THEIR SHARE IN ITS COMBINED TURNOVER

	SALES AREA (SQ.M.) AS OF 01.01.98	OAO'S SHARE IN THE CAPITAL STOCK OF THE COMPANIES, %	SPECIALTY	SPECIFIC PORTION IN THE OAO'S TURNOVER, %
GUM ON RED SQUARE	16,529		ALL KINDS OF PRODUCT	72.9
GUM-SPORT (GUM-BALATON)	570	100	SPORTSWEAR AND ACCESSORIES	1.4
GUM-BUDAPEST	3,589	100	DEPARTMENT STORE WITH VARIOUS RANGE OF PRODUCTS, FOOD ITEMS	5.2
GUM-GANGA	797	100	DEPARTMENT STORE WITH VARIOUS PRODUCT GROUPS	1.0
GUM ON THE GARDEN RING (GUM-KABUL)	375	100	AUDIO/VIDEO EQUIPMENT	0.6
GUM-KRASANA	1,033	100	DEPARTMENT STORE WITH VARIOUS PRODUCT GROUPS	1.2
GUM-GIFTS	658	100	DEPARTMENT STORE WITH VARIOUS PRODUCT GROUPS	3.7
GUM-PRAGUE	3,558	100	DEPARTMENT STORE WITH VARIOUS RANGE OF PRODUCT	5.1
GUM-RUSSIAN SOUVENIR	347	100	DEPARTMENT STORE WITH LIMITED PRODUCT RANGE	0.2
GUM-SIMFEROPOL	850	100	DEPARTMENT STORE WITH VARIOUS PRODUCT GROUPS	0.9
GUM-TVERSKAYA	303	100	COSMETICS, FUR, CLOTHING	0.9
GUM-UNIVERSAM	781	100	NARROW-SPECIALIZATION DEPARTMENT STORE, FOOD ITEMS	0.7
GUM ON LENINSKIY (GUM-VETERAN)	488	100	NARROW-SPECIALIZATION DEPARTMENT STORE, FOOD ITEMS	0.5
GUM-VLASTA	266	100	NARROW-SPECIALIZATION DEPARTMENT STORE, FOOD ITEMS	0.7
GUM-YADRAN	1,288	100	NARROW-SPECIALIZATION DEPARTMENT STORE, FOOD ITEMS	1.4
GUM-KARACHAROVO	25,035[1]	100	INVENTORY STORAGE	1.2
GUM-SERVICE	120.4[2]	50	RETAIL STORE - FLOWERS, TOYS, WRAPPING AND PACKING	0.4
REGIONAL STORES	3,199	51 TO 70	DEPARTMENT STORES WITH VARIOUS PRODUCT GROUPS, FOOD ITEMS	2.0

[1] Total space is shown for ZAO GUM-Karacharovo since total area is participating in OAO GUM's turnover.
[2] ZAO GUM-Service's sales area is included in sales area of Central GUM facility on Red Square.

TRADING IN GUM'S SECURITIES. AMERICAN DEPOSITORY RECEIPTS (ADR)

Nowadays, **GUM's registered ordinary shares** are constantly traded at stock exchanges and over-the-counter markets. Until October 1997, their price had been rapidly growing, yet at the end of October, Russian equities succumbed to the global financial crisis. The equity indices, on the average, about halved. However, since February 1998 GUM's share price has stabilized and started to grow.

On April 16, 1997, the Quotation Committee of Russian Trade System (RTS), a non-profit partnership, decided to include the Company's registered shares of common stock (code GUM) into the **First Level Quotation List** (the highest category within RTS).


OAO GUM's Share Prices Dynamics 1997
US $
0
1
2
3
4
5
6
01.03.97
01.15.97
01.24.97
02.04.97
02.14.97
02.26.97
03.07.97
03.20.97
03.31.97
04.09.97
04.18.97
04.29.97
05.13.97
05.22.97
06.02.97
06.11.97
06.23.97
07.02.97
07.11.97
07.22.97
07.31.97
08.11.97
08.20.97
08.29.97
09.09.97
09.18.97
09.29.97
10.08.97
10.17.97
10.28.97
11.06.97
11.18.97
11.27.97
12.08.97
12.18.97
12.30.97

OAO GUM's shares in the form of Level 1 American Depository Receipts are actively traded on Berlin and Frankfurt stock exchanges as well as in the US OTC market. It is known that OAO Trade House GUM and Bank of New York implemented a joint project to introduce GUM shares to international markets when on June 7, 1996 sponsored Level 1 ADR were issued against the collateral of GUM shares deposited with ING Barings Bank in Moscow. The growing interest in the Company's securities increases demand for the ADR. The above can be clearly seen from the following diagram showing the percentage of GUM shares converted to ADRs.


Exchange of OAO GUM's Shares into ADR Level 1
31,00%
29,00%
27,00%
25,00%
23,00%
21,00%
19,00%
17,00%
15,00%
31.10.96
14.11.96
28.11.96
12.12.96
26.12.96
09.01.97
23.01.97
06.02.97
20.02.97
06.03.97
20.03.97
03.04.97
17.04.97
01.05.97
15.05.97
29.05.97
12.06.97
26.06.97
10.07.97
24.07.97
07.08.97
21.08.97
04.09.97
18.09.97
02.10.97
16.10.97
30.10.97
13.11.97
27.11.97
11.12.97
25.12.97
08.01.98

BALANCE SHEET FOR A COMPANY
AS OF JANUARY 1, 1998

FORM # 1 ACC. TO OKUD

ASSETS	Line code	B.O.Y.	E.O.Y.
1	2	3	4
I. NONCURRENT ASSETS			
Intangible assets (04, 05)	110	290,289	573,244
including:	111	1,016	513
Organization costs			
Patents, licenses, trade marks and similar copyright/title assets	112	289,273	572,731
Fixed assets (01, 02, 03)	120	117,788,523	117,266,704
including:			
land lots and natural resources	121		
buildings, plant, equipment and other	122	117,788,523	117,266,704
Construction in progress (07, 08, 61)	130	300,030	34,549,439
Long-term financial investments (06, 82):	140	2,935,220	3,210,335
including	141	116,348	112,348
investments into subsidiaries	142		
investments into dependent companies	143	514,176	734,700
investments into other entities			
loans extended to other entities with over 12-months' maturity	144	512,216	512,216
other long-term financial investments	145	1,792,480	1,851,071
Other noncurrent assets	150		
Total Section I.	190	121,314,062	155,599,722
II. CURRENT ASSETS			
Inventory	210	226,618,998	278,341,174
including:			
feedstock, materials and similar assets (10, 15, 16)	211	3,610,204	4,217,709
livestock in breeding (11)	212		1,121
low-value items and consumables (12, 13, 16)_	213	360,307,1	6,651,641
costs in production in progress (in circulation costs) (20, 21,23,29,30,36,44)	214	859,850	249,188
finished product and goods for resale (40, 41)	215	218,084,489	266,317,408
shipped goods (45)	216		
deferred costs (31)	217	461,384	904,107
Other stocks and costs	218		
VAT on acquired assets (19)	220	1,385,336	1,337,272
Accounts receivable (due over 12 months)	230	269,650	3,025,873
including:			
from customers and clients (62, 76, 82)	231	205,694	1,168,916
notes receivable (62)	232		
liabilities of subsidiaries and dependent companies (78)	233		
advances paid (61)	234		
other debtors	235	63,956	1,856,957
Accounts receivable (due less than 12 months)	240	58,444,058	46,285,861
including:			
from customers and clients (62, 76, 82)	241	8,743,042	11,835,441
notes receivable (62)	242	20,000	
liabilities of subsidiaries and dependent companies (78)	243		
debts of shareholders on their contributions into the foundation capital (75)	244	96,000	
advances paid (61)	245	17,423	751,470
other debtors	246	49,567,593	33,698,950
Short-term financial investments (56, 58, 82)	250	126,976,275	215,749,549
including:			
investment into dependent companies	251		
buyout of shares	252	30,000	5,200,000
other short-term financial investments	253	126,946,275	210,549,549
Cash	260	84,968,693	68,831,923
including:			
till cash (50)	261	504,609	693,357
current accounts (51)	262	41,034,291	45,905,007
foreign exchange account (52)	263	28,756,950	3,113,379
other monetary funds (55, 56, 57)	264	14,672,843	19,120,180
Other current assets	270		
Total Section II	290	498,663,010	613,571,652
III. LOSSES			
Previous years' unpaid losses (88)	310	2,568,019	2,568,019
Loss incurred the reporting year:	320		1,235,885
including minority share	321		605,584
Total Section III	390	2,568,019	3,803,904
BALANCE (total of lines 190, 290, 390)	399	622,545,091	772,975,278

LIABILITIES	Line code	B.O.Y.	E.O.Y.
1.	2	3	4
IV. EQUITY AND RESERVES			
Foundation capital (85)	410	60,000,000	60,000,000
Additional capital (87)	420	80,520,153	80,853,114
Reserve capital (86)	430	9,000,000	9,306,250
including			
reserve funds formed in compliance with the law	431	9,000,000	9,306,250
reserves formed in accordance with foundation documents	432		
Accumulated funds (88)	440	188,047,336	149,772,496
Welfare fund (88)	450	3,536,338	3,527,837
Targeted funding and receipts (96)	460	90,880	333,874
Retained earnings of previous years (88)	470		
Retained earnings of the reporting year:	480		168,253,245
including. minority interest	481		206,716
Total Section IV.	490	341,194,707	472,046,816
Minority interest in foundation capital	491	238,880	287,990
V. Long-term liabilities			
Loans (92, 95)	510		
including:			
bank loans maturing 12 month from the reporting date or later	511		
loans due within 12 month from the reporting date	512		
other long-term liabilities	520	173	
Total Section V.	590	173	
VI. Short-term liabilities			
Loans (90, 94)	610	11,243,539	545,853
including:			
bank loans maturing 12 month from the reporting date or later	611	11,178,078	482,293
loans due within 12 month from the reporting date	612	65,461	63,560
Accounts payable	620	181,333,722	219,631,166
including:			
vendors and contractors (60, 76)	621	166,394,320	204,450,631
notes payable (60)	622		
debts owed to subsidiaries and dependent companies (78)	623		
on wages (70)	624	1807,263	247,216
on social security and welfare (69)	625	1,972,611	209,002
debts owed to the budget (68)	626	7,453,457	3,742,601
advances received (64)	627	38,732	6,713
to other creditors	628	3,667,339	10,975,003
Dividends calculations (75)	630	955,845	272,335
Future income (83)	640	2,084,036	2,051,935
Consumption funds (88)	650	85,467,897	78,112,826
Reserves for forthcoming expenditures and payments (89)	660	26,292	26,357
Other short-term liabilities	670		
Total Section VI	690	281,111,331	300,640,472
Balance (total of lines 490+491+590+690)	699	622,545,091	772,975,278
Arrears to the Federal Budget	700	1,628,683	1,291,562

FINANCIAL STATEMENT

as per OKUD Form # 2

Name of category	Line code	For accounted period	For similar period last year
1	2	3	4
Proceeds (Net) from merchandise and product sales and services (less VAT, excise duties and similar charges)	010	1,493,301,308.00	1,246,218,772.00
Cost of sold merchandise, products and services	020	1,115,937,454.00	913,048,702.00
Commercial expenses	030	199,711,181.00	146,130,336.00
Management expenses	040	217,503.00	185,176.00
Profit (loss) from sales (lines 010-020-030-040)	050	177,435,170.00	186,854,558.00
Interest receivable	060	2,784,287.00	2,297,196.00
Interest payable	070		
Income from equity in other companies	080	50,386,673.00	51,328,993.00
Other operating income	090	599,336,086.00	1,079,362,023.00
Other operating costs	100	598,147,076.00	1,049,826,090.00
Operating profit (loss) (lines 050+060-070+080+090-100)	110	231,795,140.00	270,016,680.00
Other non-sales income	120	21,797,125.00	15,629,377.00
Other non-sales expenses	130	8,029,954.00	8,186,024.00
Profit (loss) for the reporting period (lines 110+120-130)	140	245,562,311.00	277,460,033.00
Minority interest	145	10,267.00	42,444.00
Profit tax	150	72,903,883.00	76,501,890.00
Diverted funds	160	5,651,335.00	2,544,594.00
Retained earnings (loss) for the reporting period (lines 140+145-150-160):	170	167,017,360.00	198,455,993.00
including minority interest	175	-398,868.00	
Number of profitable enterprises	141		
Amount of profit	142	246,122,329.00	278,028,448.00
Number of loss-making enterprises	143	2.00	2.00
Amount of losses	144	560,018.00	568,415.00

CAPITAL FLOW REPORT

as per OKUD Form # 3

Name of category	Line code	Balance at the beginning of the year	Received in the reporting year	Spent in the reporting year	Balance at the end of the year
1	2	3	4	5	6
1. Equity capital					
Foundation capital	010	60,000,000.00			60,000,000.00
Additional capital	020	80,520,153.00	467,690.00	134,729.00	80,853,114.00
Reserve fund	030	9,000,000.00	1,050,531.00	744,281.00	9,306,250.00
	040				
Retained earnings of previous years	050				
Accumulation fund - total	060	188,047,336.00	87,708,337.00	125,983,177.00	149,772,496.00
incl. accumulation fund	061	181,910,419.00	41,044,497.00	73,388,825.00	149,566,091.00
incl. capital investments fund	062		43,440,874.00	43,331,531.00	109,343.00
incl. other funds	063	6,136,917.00	3,222,966.00	9,262,821.00	97,062.00
Welfare fund	070	3,536,338.00	3,508,062.00	3,516,563.00	3,527,837.00
	080				
Targeted funding and budget appropriations	090	90,880.00	800,092.00	557,098.00	333,874.00
Targeted funding and receipts from sectoral and inter-sectoral extra-budgetary funds	100				
	101				
	102				
Total Section 1	130	341,194,707.00	93,534,712.00	130,935,848.00	303,793,571.00
II. Other funds and reserves					
Consumption funds - total	140	85,467,897.00	2,259,322.00	9,614,393.00	78,112,826.00
	141	85,467,897.00	2,259,322.00	9,614,393.00	78,112,826.00
	142				
Reserves for future expenses and payments	150	26,292.00	132,082.00	132,017.00	26,357.00
	151	26,292.00	132,082.00	132,017.00	26,357.00
	152				
	153				
	154				
	155				
	156				

Category name	Line code	Balance at the beginning of the year	Received in the reporting year	Spent in the reporting year	Balance at the end of the year
1	2	3	4	5	6
Estimated reserves - total	160				
	161				
	162				
	170				
Total Section II	180	85,494,189.00	2,391,404.00	9,746,410.00	78,139,183.00

REFERENCES

Category name	Line code	From the budget	From sectoral and inter-sectoral funds
1	2	3	4
1) Net assets	185	436,185,324.00	547,570,870.00
		From the budget	From sectoral and inter-sectoral funds
		3	4
2) Received for:			
capital investments financing	191		
scientific research financing	192		
recovery of losses	193		
social development	194		
miscellaneous	195		

CASH FLOW REPORT

as per OKUD Form #4

Name of category	Line code	Amount	Including		
			Current activity	Investment activity	Financial activity
1	2	3	4	5	6
1. Cash at the beginning of the year	010	70,333,350.00			
2. Cash received - total, including:	020	2,914,248,149.00	2,649,312,400.00	97,074,814.00	167,860,935.00
proceeds from sale of merchandise, product and services	030	2,168,803,478.00	2;168,803,478.00		
proceeds from sale of fixed and other assets	040	124,034,068.00	2,113,195.00	80,543,327.00	41,377,546.00
advance payments received from customers (clients)	050	2,566,154.00	2,566,154.00		
budgetary allocations and other targeted funding	060	3,064,733.00	2,577,685.00	478,000.00	9,048.00
free of charge	070	5000.00	5000.00		
credits, loans	080	61,214,062.00	48,059,562.00	13,034,500.00	120,000.00
dividends, interest on financial deposits	090	7,930,899.00		18,987.00	7,911,912.00
other proceeds, including:	110	546,629,755.00	425,151,518.00	3,000,000.00	118,478,237.00
	111	546,554,671.00	425,076,434.00	3,000,000.00	118,478,237.00
	112	75,084.00	75,084.00		
	113				
3. Cash allocated - total including:	120	2,934,720,495.00	2,595,677,419.00	135,027,601.00	176,861,446.00
for payment for purchased goods and services	130	1,547,657,167.00	1,538,151,354.00	3,683,590.00	28,516.00
for payment of wages	140	63,104,226.00			
for welfare payments	150	5,398,761.00			
for expense accounts	160	8,281,409.00	8,281,409.00		
for advances	170				
for payments for equity participation in construction	180				
for payment for plant, machinery and means of transportation	190	5,557,752.00		5,557,752.00	
for financial investments	200	55,476,947.00	889,000.00	170,000.00	54,417,947.00
for dividend and interest payments	210	7723718.00			7,723,718.00
for settlement with the budget	220	242,054,668.00	242,054,668.00		
for payment of interest on loans and credits received	230	1,012,122.00	1,012,122.00		
for other payments, transfers, etc. including:	250	998,453,725.00	757,463,264.00	126,206,930.00	114,783,531.00
	251	922,837,376.00	681,846,915.00	126,206,930.00	114,783,531.00
	252	75,616,349.00	75,616,349.00		
4. Cash balance at the end of the reporting period	260	49,861,004.00			
FOR REFERENCE:					
Received as cash settlement under line 020 (except data in line 100) - total including settlements with:	270	458,311,920.00			
legal entities	280	96,230,369.00			
individuals	290	296,373,148.00			
including using cash registers	291	349,494,927.00			
using strict reporting forms	292	10,185,134.00			
Cash available					
received from the bank into the company's cash till	295	11,249,350.00			
turned in to the bank from company's cash till	296	663,750,193.00			

ATTACHMENT TO THE ACCOUNTING BALANCE SHEET

as per OKUD Form # 5

1. BORROWED FUNDS MOVEMENT

Name of category	Line code	Balance at the beginning of the year	Received	Paid	Balance at the end of the year
1	2	3	4	5	6
Long-term bank loans	110				
including overdue	111				
Other long-term loans	120				
including overdue	121				
Short-term bank loans	130	11,178,078.00	48,241,884.00	58,937,669.00	482,293.00
including overdue	131				
Bank loans to employees	140				
including overdue	141				
Other short-term loans	150	65,461.00	1,320,100.00	1,497,001.00	63,560.00
including overdue	151				

2. RECEIVABLES AND PAYABLES

Name of category	Line code	Balance at the beginning of the year	Liabilities incurred	Liabilities repaid	Balance at the end of the year
1	2	3	4	5	6
Accounts receivable					
short-term	210	58,444,058.00	2,913,275,042.00	2,925,433,239.00	46,285,861.00
including overdue	211	5,387,172.00	30,764,882.00	21,491,103.00	14,660,951.00
including for a period of over 3 months	212	4,265,602.00	30,879,684.00	20,508,859.00	14,636,427.00
long-term	220	269,650.00	4,409,342.00	1,653,119.00	3,025,873.00
including overdue	221	2,000.00	340,472.00	2,262.00	340,210.00
including for a period of over 3 months	222	2,000.00	110,319.00	2,262.00	110,057.00
from line 240 receivables with payments expected more than 12 month from the reporting date	223	269,650.00	4,409,342.00	1,653,119.00	3,025,873.00
Accounts payable:					
short-term	230	181,095,176.00	3,090,478,284.00	3,051,973,489.00	219,599,971.00
including overdue	231	7,040,830.00	7,991,800.00	9,033,825.00	5,998,805.00
over 3 month	232	4,505,676.00	2,170,152.00	4,350,757.00	2,325,071.00
long-term	240	238,719.00	498.00	208,022.00	31,195.00
including overdue	241				
over 3 month	242				
from line 240 payables with payments expected more than 12 month from the reporting date	243	173.00		173.00	
Collateral:					
received	250				
including from third parties	251				
issued	260				
including to third parties	261				

REFERENCES TO SECTION 2

Name of category	Line code	Balance at the beginning of the year	Liability incurred	Liability repaid	Balance at the end of the year
1	2	3	4	5	6
1) Notes/bills movement					
Notes issued	262	65,000.00		650,000.00	
including overdue	263				
Notes received	264		125,220.00	125,220.00	
including overdue	265				
2) Accounts receivable on shipped product (services) at actual cost	266	8,743,042.00	908,237,516.00	906,281,304.00	11,835,441.00
		For the reporting year		For the previous year	
		3		4	
3) Accounts receivable written off on to the financial statement	267	310,761.00		20,217.00	
including: after expiration of the maximum term	268	310,761.00		20,125.00	

4) list of largest debtors

Name of the entity	Line code	Balance at the end of the year	
		Total	including carried for over 3 months
1	2	3	4
	270	1,919,118.00	777,270.00
	271	976,514.00	83,325.00
	272	678,849.00	157,862.00
	273	57,457.00	41,368.00
	274	112,003.00	47,271.00
	275	11,254,391.00	7,251,820.00
	276	4,318,225.00	4,304,740.00
	277	388,929.00	72,291.00
	278	112,636.00	16,731.00
	279	231,142.00	36,186.00
	280		
	281		
	282		

3. DEPRECIABLE ASSETS

Name of category	Line code	Balance at the beginning of the year	Received (introduced)	Went out	Balance at the end of the year
1	2	3	4	5	6
I. Intangible assets					
Intellectual (industrial) property rights	310	33,639.00	489,333.00	8,505.00	514,467.00
including title pursuant to copyright and other agreements for works of science, literature and art; related rights; rights to software, data base, etc.	311	32,547.00	483,970.00	8,134.00	508,383.00
from invention patents to inventions, production samples, collectable items, from certificates to useful models, trade marks and service logos or license agreements for their use	312	1,092.00	5,363.00	371.00	6,084.00
from know-how rights	313				
Rights to use individually identified items of natural resources	320				
Organizational expenses	330	1,016.00		503.00	513.00
Entity's business reputation	340				
Other	349	274,057.00	146,875.00	247,557.00	173,375.00
Total (sum of lines 310+320+330+340+349)	350	308,712.00	636,208.00	256,565.00	688,355.00
II. Fixed assets					
Land lots and natural resources	360				
Buildings	361	119,591,125.00	285,572.00		119,876,697.00
Constructions	362	540,597.00			540,597.00
Plant and machinery	363	39,297,433.00	6,273,401.00	2,848,455.00	42,722,379.00
Means of transportation	364	1,758,871.00	453,546.00	318,628.00	1,893,789.00
Tools, production and operation inventory	365	2,487,479.00	94,047.00	26,681.00	2,554,845.00
Work cattle	366				
Ranch cattle	367				
Planted trees and shrubbery	368				
Other types of fixed assets	369	880,796.00	328,870.00	54,175.00	1,155,491.00
Total (sum of lines 360-369)	370	164,556,301.00	7,317,266.00	3,247,921.00	168,743,798.00
including:					
operating	371	155,984,138.00	7,224,798.00	2,865,574.00	160,343,862.00
non-operating	372	8,572,163.00	169,846.00	378,262.00	8,399,936.00
III. Low-value items and consumables – total	380	6,389,578.00	15,115,424.00	9,099,698.00	12,405,304.00
including:					
in storage	381	914,644.00	7,547,121.00	7,240,967.00	1,220,798.00
in use	382	5,474,934.00	7,562,425.00	1,852,853.00	11,184,506.00

REFERENCES TO SECTION 3

Name of category	Line code	At the beginning of the year	Balance at the end of the year
1	2	3	4
In line 371, column 3 and 6:			
transferred for lease	385	4,477,092.00	4,991,546.00
including:			
buildings	386	3,064,998.00	3,064,998.00
structures (facilities)	387	845,367.00	1,400,445.00
	388	566,727.00	526,103.00
	389		
transferred into conservation	390		
Depreciation of property:			
intangible assets	391	18,423.00	115,111.00
fixed assets - total	392	46,767,778.00	51,477,094.00
including:			
buildings and structures (facilities)	393	32,661,113.00	34,206,362.00
plant, machinery and means of transportation	394	12,317,029.00	16,097,933.00
other	395	1,789,636.00	1,172,799.00
low-value items and consumables	396	2,786,507.00	5,753,663.00
FOR REFERENCE			
Result of indexation due to revaluation of fixed assets:			
actual (replacement) cost	397	25,410,737.00	
wear	398	3,773,653.00	
Pledged assets	400	10,944.00	
Trade mark-up	401	9,946,372.00	9,469,985.00

4. MOVEMENT OF LONG-TERM INVESTMENT FINANCING AND FINANCIAL CONTRIBUTIONS

Name of category	Line code	Balance at the beginning of the year	Accrued (Formed)	Used	Balance at the end of the year
1	2	3	4	5	6
Company's own funds - total	410		10,247,727.00	10,247,727.00	
including:					
depreciation of fixed assets	411		5,313,570.00	5,313,570.00	
depreciation of intangible assets	412		41,816.00	41,816.00	
profit retained by the company (accumulation fund)	413		4,892,341.00	4,892,341.00	
other	414				
Outside funds - total	420	11,243,539.00	49,561,984.00	60,259,670.00	545,853.00
including:					
bank loans	421	11,178,078.00	48,241,884.00	58,937,669.00	482,293.00
loans from other companies	422	65,461.00	1,316,000.00	1,317,901.00	63,560.00
equity participation in construction	423				
from the budget	424				
from extra-budgetary funds	425				
other	426		4,100.00	4,100.00	
Total of own and outside funds (lines 410 and 420 combined)	430	11,243,539.00	59,809,711.00	70,507,397.00	545,853.00
FOR REFERENCE					
Construction in progress	440	300,030.00	35,944,242.00	1,694,833.00	34,549,439.00
Investment into subsidiaries	450	43,975,056.00	170,555,146.00	3,459,666.00	211,070,536.00
Investment into dependent companies	460	2,005.00			2,005.00

5. FINANCIAL INVESTMENTS

Name of category	Line code	Long-term		Short-term	
		at the beginning of the year	at the end of the year	at the beginning of the year	at the end of the year
1	2	3	4	5	6
Shares and stocks of other companies	510	630,524.00	847,048.00		
Bonds and other debentures	520	1,602,480.00	1,591,071.00	34,960,618.00	26,064,368.00
Loans extended	530	512,216.00	512,216.00	841,980.00	
Other	540	190,000.00	260,000.00	91,173,677.00	189,685,181.00
FOR REFERENCE					
Bonds and other securities at market value	550			511,000.00	617,000.00

6. EXPENSES INCURRED

Name of category	Line code	For the reporting year	For the previous year
1	2	3	4
Material expenditures	610	65,579,465.00	60,070,690.00
Wages costs	620	56,001,037.00	38,506,858.00
Welfare payments	630	21,459,395.00	15,024,039.00
Depreciation of fixed assets	640	5,323,412.00	4,711,720.00
Other costs	650	51,565,375.00	28,002,205.00
Total of costs elements	660	199,928,684.00	146,315,512.00
Allocated to non-production accounts out of the total amount costs	661	11,892,434.00	1,113,069.00

7. BREAK-DOWN PER INDIVIDUAL PROFIT AND LOSS ITEMS

Name of category	Line code	For the reporting period		For the previous period	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines and penalties acknowledged or awarded by court's decision (Arbitrary court)	710	52,192.00	77,783.00	3,982.00	3,598.00
Profit, loss carried over	720	2,842,732.00	2,752,479.00	1,085,262.00	1459,097.00
Reimbursement of losses due to non-compliance or undue compliance with obligations	730		19,402.00		7,017.00
Exchange rate differences on operâtions with foreign currencies	740	7,021,214.00	7,944,905.00	12,598,996.00	13,826,609.00
______	750	444.00			
______	760				
______	770				

8. SOCIAL INDICATORS

Name of category	Line code	Due for payment as per calculations	Spent	Transferred to Funds
1	2	3	4	5
Allocations for social purposes:				
to the Social Security Fund	810	142,501,602.00	92,928,992.00	51,472,189.00
to the Pension Fund	820	855,703,142.00	497,489.00	926,404,402.00
to the Employment Fund	830	44,368,244.00	24,541.00	48,025,521.00
for medical insurance	840	2,364,790.00		
Average number of employees	850	5,278.70		
Cash pay-outs and bonuses unrelated to production or provision of services	860	6,084,178.00		
Income on shares and investments into the Company's assets	870			

9. INFORMATION ON VALUABLES ON OFF-BALANCE-SHEET ACCOUNTS

Name of of-balance-sheet account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	601,400.00	696,861.00
inc. on leasing terms	911		
Merchandise and other material valuables accepted for safe-keeping (002)	920	11,903,288.00	18,650,371.00
Goods on commission (004)	930		71.00
Debts of insolvent debtors, written off as losses (007)	940		1,113.00
Depreciation of housing (municipal) (014)	950		
Depreciation of external land improvements and similar objects (015)	960		
	970		
	980		
	990		

HEAD OF THE COMPANY

CHIEF ACCOUNTANT

OPINION OF THE INTERNAL AUDIT COMMISSION ON OPERATIONAL RESULTS OF OAO TRADE HOUSE GUM FOR THE YEAR ENDING DECEMBER 31, 1997

The Internal Audit Commission notes that the accounts of OAO Trade House GUM have been prepared in compliance with the Federal Law On Accounting Procedures #129-FZ, dated 21.11.1996; the Regulation On Accounting and Reporting in Russian Federation #170, dated 26.12.1994; and Regulation On Accounting forming a part of Bookkeeping Policy PBU 1/94, approved on 28.07.1994 by Decree #100 of the Russian Ministry of Finance; as well as other effective regulations.

The Internal Audit Commission has considered financial and trading results of the Company during the reporting periods of 6 months, 9 months and one year. It verified the basis for allocating some expenses to distribution costs; accuracy of profit and loss accounts; distribution and utilization of profit; it analysed other financial investments, payables and receivables; it listened to activity reports of internal auditors from GUM subsidiaries. It has also listened to the report of the Regional Liaison Department on 6 month and 12 month results.

Based on the results of the audits, the Commission finds that the overall financial state of the Company is satisfactory.

At the same time, the Internal Audit Commission has identified some drawbacks in finances, trading and accounting, suggesting some ways to improve the performance and financial situation of OAO Trade House GUM and its closely held subsidiaries.

The total amount paid in fines and default interest was 2,402 mln. rubles, i.e. 0.97% of the 1997 net income.

Payables and receivables are generally current. With general decline of accounts receivable by one-third over one year, the receivables remaining overdue for more than 12 month have grown significantly, to 3,026 million rubles. GUM's total accounts payable equal 83% of its inventory.

The Company has safely preserved its goods and cash in 1997.

The balance sheet data is confirmed by taking stock of property and financial obligations.

To the extent of the audits by the Russian Tax Service, official independent auditor Unikon/MS Consulting Group, and Ernst and Young Limited, the Company's Accounting Office made all the necessary corrections to the 1997 financial statements.

In view of the above, the Internal Audit Commission confirms the authenticity of the Company's consolidated balance sheet in the amount of 772,975 mln. rubles as of January 1, 1998. It also confirms the operational results and cash flows for the period audited, and attests to GUM's stability in terms of finances and property.

Net profit for 1997 was 167,017 million rubles.

The Internal Audit Commission recommends that due measures be taken to enhance the performance of subsidiaries, to develop efficient merchandizing business, to ensure faster sales, to preclude tax violations, to work towards timely settlements with creditors and debtors, and to computerize all operations of OAO Trade House GUM.

Chairman, Internal Audit Committee of OAO Trade House GUM — *R.A. Salekhov*

AUDITOR'S OPINION ON BUSINESS OF OPEN JOINT STOCK COMPANY TRADE HOUSE GUM FOR 1997

We have audited the 1997 consolidated financial statements of OAO Trade House GUM. The consolidated statements have been prepared by executive body of OAO Trade House GUM in accordance with the Federal Law of the Russian Federation on Accounting Procedures #129-FZ, dated 21.11.1996; Regulation on Procedure for Filling Annual Accounting Forms, approved by Russian Finance Ministry's Ordinance #97, dated 12.11.1996 (as amended on 21.11.97 vide #81n); and the Decree #112 of Russian Finance Ministry on Methodological Recommendations for Preparation and Filing of Consolidated Financial Statements , dated 30.12.1996.

Responsibility for the above statements rests with the executive body of OAO Trade House GUM. This auditor is responsible for giving an opinion on authenticity of the consolidated financial statement in all the relevant aspects thereof, based on its audit.

We have audited Open Joint Stock Company Trade House GUM in compliance with the Temporary Regulations on Auditing in the Russian Federation, adopted by the President's Decree #2263 of December 22, 1993; and Auditing Regulations (Standards) (Protocols #1 and #6) approved by the Committee on Auditing under the Russian Presidency. The audit was planned and carried out in such manner as to be reasonable sure that there are no material distortions in the Company's financial statements.

The audit included a sample check and confirmation of numerical and explanatory data in the accounting records. We consider that the audit thus conducted is sufficient to form an opinion on the consolidated financial statements of OAO Trade House GUM.

We observed the compilation of consolidated financial statements of OAO Trade House GUM based on the results of its subsidiaries.

We have audited and verified the accounts of subsidiaries that are most material to GUM's consolidated balance.

In our opinion, the consolidated financial statements attached to this Opinion is accurate. In other words, it is drawn to reflect all material aspects of the Company's assets and liabilities as of January 1, 1998, and its 1997 financial results pursuant to the following legislation: the Federal Law of the Russian Federation on Accounting Procedures #129-FZ, dated 21.11.1996; Regulation on Procedure for Filling Annual Accounting Forms, approved by Russian Finance Ministry's Ordinance #97, dated 12.11.1996 (as amended on 21.11.97); and the Decree #112 of Russian Finance Ministry on Methodological Recommendations for Preparation and Filing of Consolidated Financial Statements , dated 30.12.1996..

Attachments:

1. Consolidated balance sheet of OAO Trade House GUM as of 01.01.1998, in 2 pages
2. Financial results of OAO Trade House GUM, period covered 01.01.1997 to 01.01.1998. 1 page.
3. Explanatory note to the balance sheet for 1997. 6 pages.

General Director	*A.Y. Dubinskiy*
Deputy Director for Audit Service Department	*T.S. Koryabochkina*
Senior Manager	*O.M. Svinkina*

March 23, 1998